FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-12568

Banco BBVA Argentina S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Banco BBVA Argentina S.A.

Item
1.	Financial Statements as of September 30, 2019.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2019

Banco BBVA Argentina S.A.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	09.30.19	12.31.18
ASSETS
Cash and deposits in banks	7	94,169,336	99,105,461
Cash		28,259,398	15,570,831
Financial institutions and correspondents		65,909,938	83,534,630
Argentine Central Bank (BCRA)		59,163,499	75,503,977
Other in the country and abroad		6,746,439	8,030,653
Debt securities at fair value through profit or loss	8	5,169,245	7,508,099
Derivatives	9	2,243,269	591,418
Repo transactions	10	6,665,009	12,861,116
Other financial assets	11	6,456,586	9,647,526
Loans and other financing	12	207,171,755	181,422,347
Non-financial government sector		503	207
Argentine Central Bank (BCRA)		—	383
Other financial institutions		2,777,947	9,583,842
Non-financial private sector and residents abroad		204,393,305	171,837,915
Other debt securities	13	63,440,103	23,742,631
Financial assets pledged as collateral	14	8,301,742	4,703,064
Current income tax assets	15 a)	385	385
Investments in equity instruments	16	1,875,290	129,538
Investments in associates	17	271,558	1,752,322
Property and equipment	18	11,820,645	9,816,116
Intangible assets	19	640,869	510,912
Deferred income tax assets		3,400,665	194,036
Other non-financial assets	20	2,390,942	2,135,859
Non-currrent assets held for sale	21	59,776	493,373

TOTAL ASSETS		414,077,175	354,614,203

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	09.30.19	12.31.18
LIABILITIES
Deposits	22 and Exhibit H	274,486,964	259,509,061
Non-financial government sector		2,642,132	1,544,761
Financial sector		313,529	294,122
Non-financial private sector and residents abroad		271,531,303	257,670,178
Liabilities at fair value through profit or loss	23	43,168	692,270
Derivatives	9	4,022,821	1,377,259
Repo transactions	10	—	14,321
Other financial liabilities	24	31,609,065	28,189,392
Financing received from the BCRA and other financial institutions	25	8,481,472	5,527,525
Corporate bonds issued	26	8,727,685	2,473,690
Current income tax liabilities	15 b)	5,240,371	3,676,444
Provisions	27 and Exhibit J	7,657,217	3,620,723
Deferred income tax liabilities		30,851	57,725
Other non-financial liabilities	28	15,232,774	10,894,016

TOTAL LIABILITIES		355,532,388	316,032,426

EQUITY
Share capital	30	612,660	612,660
Non-capitalized contributions		6,735,977	6,735,977
Capital adjustments		312,979	312,979
Reserves		28,488,024	17,424,932
Retained earnings		—	3,856,405
Other accumulated comprehensive income		(3,581,642)	(4,975)
Income for the period		23,527,473	9,613,687

Equity attributable to owners of the Parent		56,095,471	38,551,665
Equity attributable to non-controlling interests		2,449,316	30,112

TOTAL EQUITY		58,544,787	38,581,777

TOTAL LIABILITIES AND EQUITY		414,077,175	354,614,203

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF PROFIT OR LOSS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 09.30.19	Accumulated as of 09.30.18	Quarter from 07.01.19 to 09.30.19	Quarter from 07.01.18 to 09.30.18
Interest income	31	68,471,401	29,718,075	27,077,626	12,547,186
Interest expense	32	(30,072,088)	(12,051,588)	(11,465,682)	(5,735,581)

Net interest income		38,399,313	17,666,487	15,611,944	6,811,605

Commission income	33	12,882,886	8,671,320	4,702,165	3,748,761
Commission expenses	34	(7,879,618)	(4,868,367)	(3,137,368)	(1,991,381)

Net commission income		5,003,268	3,802,953	1,564,797	1,757,380

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	35	6,011,075	(90,424)	1,431,770	322,255
Net (loss)/income from write-down of assets at amortized cost and at fair value through OCI	36	(36,769)	(54,157)	3,794	12,774
Foreign exchange and gold gains	37	5,899,657	4,329,081	3,403,555	1,624,223
Other operating income	38	8,903,731	3,144,057	1,123,003	1,004,197
Loan loss allowances	Exhibit R	(6,073,941)	(2,363,194)	(1,850,878)	(1,032,752)

Net operating income		58,106,334	26,434,803	21,287,985	10,499,682

Personnel benefits	39	(9,604,233)	(6,390,864)	(3,649,617)	(2,503,707)
Administrative expenses	40	(7,920,024)	(4,980,915)	(3,454,495)	(1,826,091)
Depreciation and amortization	41	(1,175,030)	(626,686)	(422,743)	(219,784)
Other operating expenses	42	(11,829,855)	(5,217,967)	(3,217,420)	(1,635,777)

Operating income		27,577,192	9,218,371	10,543,710	4,314,323

Income from associates and joint ventures		422,570	210,212	(6,916)	(134,853)

Income before income tax		27,999,762	9,428,583	10,536,794	4,179,470

Income tax	15 c)	(4,096,426)	(2,661,049)	575,149	(1,131,938)

Income for the period		23,903,336	6,767,534	11,111,943	3,047,532

Income for the period attributable to:
Owners of the Parent		23,527,473	6,677,059	10,739,731	3,007,841
Non-controlling interests		375,863	90,475	372,212	39,691

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	09.30.19	09.30.18
Numerator:
Net income attributable to owners of the Parent	23,527,473	6,677,059
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	23,527,473	6,677,059
Denominator:
Weighted average of outstanding common shares for the period	612,659,638	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,659,638	612,659,638
Basic earnings per share (stated in thousands of pesos)	38.4022	10.8985
Diluted earnings per share (stated in thousands of pesos) (1)	38.4022	10.8985

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

	Accumulated as of 09.30.19	Accumulated as of 09.30.18	Quarter from 07.01.19 to 09.30.19	Quarter from 07.01.18 to 09.30.18
Income for the period	23,903,336	6,767,534	11,111,943	3,047,532
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
(Loss)/income on the share in OCI from associates and joint ventures at equity method	(386)	135,764	—	32,931

	(386)	135,764	—	32,931

Profit or losses from hedge instruments - Cash flow hedge
Loss for the period of hedge instrument	(9,697)	—	(9,697)	—
Income tax	2,909	—	2,909	—

	(6,788)	—	(6,788)	—

Profit or losses from financial instruments at fair value through OCI
Loss for the period on financial instruments at fair value through OCI	(5,108,845)	(363,357)	(4,841,128)	(258,594)
Reclassification adjustment for the period	924	54,155	(39,639)	(12,776)
Income tax	1,532,418	92,885	1,464,230	84,626

	(3,575,503)	(216,317)	(3,416,537)	(186,744)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Employee benefit plans
Accumulated actuarial profits or losses due to employee benefit plans	—	(5,322)	—	—
Income tax	—	1,600	—	—

	—	(3,722)	—	—

Profit or losses from equity instruments at fair value through OCI (Items 5.7.5 of IFRS 9)
Profit/(loss) from equity instruments at fair value through OCI	2,014	—	(1,687)	—
Income tax	(604)	—	506	—

	1,410	—	(1,181)	—

Total Other Comprehensive Income for the period	(3,581,267)	(84,275)	(3,424,506)	(153,813)

Total Comprehensive Income	20,322,069	6,683,259	7,687,437	2,893,719

Total comprehensive income:
Attributable to owners of the Parent	19,950,806	6,592,784	7,315,225	2,854,028
Attributable to non-controlling interests	371,263	90,475	372,212	39,691

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

	2019											2018
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non- controlling interests	Total	Total
Balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	—	—	—	—	—	—	—	—	4,327,810

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777	30,384,358

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	23,527,473	23,527,473	375,863	23,903,336	6,767,534
- Other comprehensive income for the period	—	—	—	(3,575,503)	(1,164)	—	—	—	(3,576,667)	(4,600)	(3,581,267)	(84,275)
- Distribution of retained earnings approved by the Shareholders’ Meetings held on April 24, 2019 and April 10, 2018 (Note 47)
Legal reserve	—	—	—	—	—	1,922,737	—	(1,922,737)	—	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(2,407,000)	(2,407,000)	—	(2,407,000)	(970,000)
Statutory special reserve due to application of IFRS	—	—	—	—	—	—	3,856,405	(3,856,405)	—	—	—	—
Optional reserve	—	—	—	—	—	—	5,283,950	(5,283,950)	—	—	—	—
- Distribution of subsidiary dividends	—	—	—	—	—	—	—	—	—	—	—	(935)
- Capital increase of subsidiary	—	—	—	—	—	—	—	—	—	—	—	23,055
- Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	—		(391,522)
- Acquisition of control in subsidiaries (Note 1)	—	—	—	—	—	—	—	—	—	2,047,941	2,047,941	—

Balance at fiscal period-end	612,660	6,735,977	312,979	(3,688,115)	106,473	6,725,641	21,762,383	23,527,473	56,095,471	2,449,316	58,544,787	35,728,215

(1)	Corresponds to $3.93 per share.

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	09.30.19	09.30.18
Cash flows from operating activities
Income before Income Tax	27,999,762	9,428,583
Adjustments to obtain cash flows from operating activities:	(24,816,426)	(23,260,863)
Depreciation and amortization	1,175,030	626,686
Loan loss allowance	6,073,941	2,363,194
Effect of foreign exchange changes	(30,489,317)	(28,722,481)
Loss from sale of Prisma	(2,644,937)	—
Other adjustments	1,068,857	2,471,738
Net decreases from operating assets:	(54,912,743)	(72,414,986)
Debt securities at fair value through profit or loss	2,328,631	5,106,363
Derivatives	(1,531,178)	132,799
Repo transactions	6,196,107	(3,055,859)
Loans and other financing	(15,354,660)	(52,294,324)
Non-financial government sector	(296)	41
Other financial institutions	2,966,404	(1,136,055)
Non-financial private sector and residents abroad	(18,320,768)	(51,158,310)
Other debt securities	(44,803,379)	(15,244,323)
Financial assets pledged as collateral	(3,597,971)	(3,051,759)
Investments in equity instruments	—	(1,947)
Other assets	1,849,707	(4,005,936)
Net increases from operating liabilities:	20,410,566	101,664,834
Deposits	14,978,347	91,270,354
Non-financial government sector	1,097,371	988,014
Financial sector	19,407	29,921
Non-financial private sector and residents abroad	13,861,569	90,252,419
Liabilities at fair value through profit or loss	(649,102)	1,345,749
Derivatives	3,015,475	(67,810)
Repo transactions	(14,321)	(285,410)
Other liabilities	3,080,167	9,401,951
Income tax paid	(968,533)	(794,250)

Total cash flows (used in)/generated by operating activities	(32,287,374)	14,623,318

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	09.30.19	09.30.18
Cash flows from investing activities:
Payments:	(1,262,484)	(96,337)
Purchase of property and equipment. intangible assets and other assets	(1,262,484)	(94,672)
Purchase of debt or equity instruments issued by other entities	—	(1,665)
Collections:	2,826,941	854,668
Sale of property and equipment. intangible assets and other assets	1,729,915	527,436
Acquisition of control of subsidiaries or other businesses	273,311	—
Other collections related to investing activities	823,715	327,232

Total cash flows generated by investing activities	1,564,457	758,331

Cash flows from financing activities
Payments:	(6,022,627)	(1,321,247)
Dividends	(2,407,000)	(970,935)
Non-subordinated corporate bonds	(3,173,111)	(350,312)
Lease payments	(442,516)	—
Collections:	1,320,102	6,873,386
Non-subordinated corporate bonds	1,319,400	—
Financing received from local financial institutions	702	—
Other collections related to financing activities	—	6,873,386

Total cash flows (used in) / generated by financing activities	(4,702,525)	5,552,139

Effect of exchange rate changes on cash and cash equivalents	30,489,317	28,722,481

Total changes in cash flows	(4,936,125)	49,656,269

Cash and cash equivalents at the beginning of the year (Note 7)	99,105,461	38,235,942

Cash and cash equivalents at fiscal period end (Note 7)	94,169,336	87,892,211 (1)

(1)	Cash and cash equivalents as of September 30. 2018 includes 70.355 corresponding to VWFS. net of eliminations.

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE FISCAL PERIOD ENDED SEPTEMBER 30, 2019

(Stated in thousands of pesos)

1.	General information

1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 251 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2019.

On April 24, 2019, the Shareholders’ Meeting approved the Entity’s change of corporate name to “BBVA Argentina S.A.”. However, pursuant to a requirement from the Argentine Central Bank (BCRA) and upon the consent granted by the Shareholders’ Meeting, the Board of Directors, at a meeting held on May 28, 2019, resolved to adopt the name “Banco BBVA Argentina S.A.” On July 25, 2019, the BCRA served notice of the approval of the change of corporate name by way of Resolution No. 166. On September 18, 2019, the Argentine Securities Commission (CNV) submitted the proceedings related to the Entity’s by-laws amendment and restatement to the Argentine Superintendence of Corporations (IGJ) for registration. On October 17, 2019, the IGJ registered the Entity’s change of corporate name and the restatement of its by-laws under No. 21332 of Book 97, “Corporations” volume. On November 4, 2019, the Argentine Central Bank (BCRA) issued the related Communication “C” 85251, giving notice of the Entity’s new corporate name.

These consolidated interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

Pursuant to certain amendments to the shareholders’ agreements, effective since July 1, 2019, the Bank has taken over the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and Rombo Compañía Financiera S.A. Considering the guidelines set out under International Financial Reporting Standard (IFRS) 10, the Entity concluded that it has power on such companies effective since the aforementioned date. Therefore, these interim financial statements include consolidated information with these companies since the date on which the Entity took control over them.

The Entity’s subsidiaries are listed below:

•

BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent. On March 8, 2019, the Bank’s Board of Directors submitted to its Shareholders’ Meeting a proposal to carry out a merger of this company in order to attain more efficiency in its administrative processes and thus, provide better service to its customers. In this regard, on April 24, 2019, the Shareholders’ Meeting approved the proposal made by the Bank’s Board of Directors. The CNV has authorized the merger prospectus published in the Buenos Aires Stock Exchange Bulletin on April 16, 2019. As of the date of these financial statements, the statutory opposition period granted by Section 83, paragraph 3, of the Argentine Companies Law has elapsed, no objections having been raised. On July 17, 2019, the Final Merger Agreement was filed with the CNV for registration with the IGJ. The merger is deemed effective since October 1, 2019.

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009;

•	PSA Finance Argentina Compañía Financiera S.A.: a financial company incorporated under the laws of Argentina engaged in pledge loans;

•	Volkswagen Financial Services Compañía Financiera S.A. (VWFS): a financial company incorporated under the laws of Argentina engaged in pledge loans; and

•	Rombo Compañía Financiera S.A.: a financial company incorporated under the laws of Argentina engaged in pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the CNV, establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Banco Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3. On September 19, 2014, the subsidiary BBVA Francés Valores S.A. was registered as a comprehensive Settlement, Clearing and Trading Agent under No. 41.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2.	Economic context

The future development of Argentina’s macroeconomic conditions is uncertain as a consequence of the political events arising from the election scenario, which resulted in declining prices and incremental volatility of Argentine financial assets, the establishment of restrictions to access the foreign exchange market, reconsidered expectations as to Argentina’s economic growth level, and the likelihood of a potential restructuring of its sovereign debt.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, putting off the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink).

As of September 30, 2019, the Group has holdings of Argentine securities subject to restructuring for an aggregate amount of 9,984,980. These securities are measured at fair value through other comprehensive income, and were recognized for a lower amount of 4,877,185 to reflect the decline in prices.

For the purposes of this calculation, the Entity considered the changes in prices occurring from August 1 through September 30, 2019.

On the other hand, on September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth certain extraordinary and interim guidelines in connection with the export of goods and services, transfers overseas, and access to the foreign exchange market. In addition, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s prior consent will be required to access the foreign exchange market for the remittance of profits and dividends, settlement of services with foreign related companies, and the early payment of financial debts (principal or interest) over 3 business days before their due date.

Such Communication also set forth certain adjustments and changes to the overall net position in foreign currency.

Subsequent to the reporting period-end and until the date of these financial statements, the US dollar-peso exchange rate went from $ 57.56 to $ 59.76 per USD 1 (exchange rate under Communication “A” 3500).

The Group’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements for the nine-month period ended September 30, 2019 were prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)

application of the impairment model set forth in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” until the fiscal years commencing on January 1, 2020. On December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. On March 29, 2019, the Entity filed quantification as of December 31, 2018 with the BCRA;

b)

application of International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies”, which shall be applicable for the fiscal years beginning on or after January 1, 2020, taking into consideration the provisions of Communication “A” 6651 issued by the BCRA (see Note 3.2);

c)

the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 2,207,318 as of September 30, 2019 and December 31, 2018, respectively. Likewise, the income/(loss) for the nine-month period ended September 30, 2019 and 2018 would have increased by 3,239,760 and 1,021,518, respectively (Note 15.c), and

d)

the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of September 30, 2019, (see Note 16).

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Group has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2018. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2018 are included.

Furthermore, the BCRA, through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. as of November 7, 2019.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. The standard sets out certain factors to be considered in order to conclude whether an economy qualifies as hyperinflationary, including the existence of a cumulative inflation rate over the last three years close to, or in excess of, 100%.

As a result of the increase in inflation that has been experienced in the first months of fiscal year 2018, there has been consensus on that the Argentine economy would qualify as a hyperinflationary economy according to the guidelines set forth under IAS No. 29. This consensus implies the need to apply IAS No. 29 in preparing financial statements under IFRS for annual and interim periods commencing on or after July 1, 2018.

This standard sets forth that the financial statements of an entity with a functional currency of a high inflationary economy shall be restated in terms of the measuring unit current at the end of the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. For such purposes, monetary items shall not be restated, non-monetary items shall be restated by applying the variation of a general price index between the date of acquisition or the date of revaluation and the date of the financial statements to be submitted. The components of shareholders’ equity, except accumulated income/(loss) and surplus of appreciation of assets, shall be restated by applying the general price index to the various items between the date of contribution, or between the date of acquisition for any other cause and the date of the financial statements to be submitted. Income and expenses for the period shall be adjusted by applying the general price index between the date those items were acquired and the date of the financial statements to be submitted.

Furthermore, the figures for the preceding fiscal years or periods presented for comparative purposes shall be restated.

As mentioned in Note 2, the application of the guidelines in IAS 29 is exempted and shall be effective for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communications “A” 6651 and “A” 6778 issued on February 22, 2019 and September 5, 2019, respectively, and therefore the Group does not and shall not restate its financial statements until the date referred to above

The interim financial statements as of September 30, 2019 of the following subsidiaries: BBVA Francés Valores S.A., BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (Undergoing liquidation proceedings) were prepared in constant currency in accordance with the provisions of Resolution 107/18 of the Professional Council of Economic Sciences of the City of Buenos Aires (CPCECABA), which state the need to restate in constant currency financial statements for fiscal years ended on or after July 1, 2018, in accordance with JG Resolution issued by the Federation of Professional Councils of Economic Sciences (FACPCE)No. 539/18 dated September 29, 2018. For the purposes of the preparation of the consolidated condensed interim financial statements in accordance with the financial reporting framework set forth by the BCRA, the Entity has made the necessary adjustments to eliminate the inflation restatement in the consolidation process.

The Entity’s Management estimates that the Group shareholders’ equity and income/(loss) may significantly differ if IAS No. 29 is applied.

The existence of such inflationary economic environment affects the Group’s financial position and results of operations. Therefore, the impact of inflation may distort the financial information and should be taken into consideration in understanding the Group’s information reported in these financial statements about its financial position, comprehensive income, changes in shareholders’ equity and cash flows.

Accordingly, as of September 30, 2019 and for the nine-month period then ended, the Entity estimated the impact of the restatement into constant currency on its financial statements, which would result in an increase of 9,584,000 in shareholders’ equity and a decrease of 15,687,000 in its total comprehensive income.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of September 30, 2019 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2018.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2018.

5.	Significant accounting policies

Except as stated in Notes 5.1 and 5.2 below, the Group has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in all the periods presented in these financial statements. The policy on the recognition of income tax in interim periods is described in Note 15.c).

5.1.	Leases

As of January 1, 2019, the Group has adopted IFRS No. 16 “Leases”. Said standard supersedes IAS No. 17 “Leases” and was adopted by the BCRA through Communication “A” 6560.

IFRS No. 16 introduces a single lessee accounting model, requiring lessees to recognize the asset related to the Right of use of the leased asset and a Lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor´s recognition, IFRS No. 16 substantially keeps the requirements of IAS No. 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group has opted to apply the modified retrospective method whereby the Right of use and the Lease liability determined as of January 1, 2019 are recognized. The Lease liability is determined as the current amount of future payments agreed, discounted at the Group’s incremental borrowing rate as of such date. Besides, the Group has opted to measure the Right of use as of the transition date for an amount equivalent to the Lease liability as of such date. Accordingly, the transition to IFRS 16 did not result in an adjustment to Accumulated income/(loss) as of the transition date.

As a result of this change, the Group recognizes the Right of use as an asset and the Lease liability as a liability, mainly from leases of offices in its branch network (Note 29).

Below is a detail of the changes in the accounting policies:

a)	Contracts that contain a lease

At the beginning of the contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

b)	Leases under which the Group acts as lessor

When the Group acts as lessor, at the beginning of the contract the Group determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to the ownership of the leased asset. If so, it classifies it as a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable in an amount equivalent to the net investment in the lease under “Loans and other financing”.

Collections received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

c)	Leases under which the Group acts as lessee

The Group recognizes the Right of use of the leased asset and the Lease liability at the beginning of the contract. The Right of use is initially measured at cost, which includes the initial amount of the Lease liability adjusted for any lease payments made before the beginning of the contract, plus initial direct costs incurred and an estimate of the costs for dismantling or restoring the underlying asset, less any incentives received.

The Right of use of the leased asset is then depreciated on a straight-line basis from the beginning of the contract to the expiration of the lease term.

The Lease liability is initially measured at the present value of the lease payments that were not paid at the beginning of the contract, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the Lease liability include the following items:

•	Fixed payments, including payments that are not substantially fixed.

•	Variable payments, which depends on a rate or index, initially measured by applying the rate or index as of the commencement date.

•	Any amounts expected to be paid as guaranteed residual value.

•	The exercise price of call options, if it is reasonably certain that they will be exercised.

•	Any amounts expected to be paid for the renewal periods if it is reasonably certain that the renewal options will be exercised.

•	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The Lease liability is measured at amortized cost, using the effective interest rate method. It is remeasured when there is a change in future lease payments due to a change in the rate or index, in the amounts that the Group is expected to pay as guaranteed residual value or if the Group changes the evaluation as regards whether it will exercise a call, renewal or early termination option.

When the Lease liability is remeasured, the relevant adjustment is recognized in the Right of use of the leased asset.

5.2.	Investments in equity instruments

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. as explained in Note 16, the remaining stake has been measured at fair value through profit or loss on the basis of the valuation reports issued by independent appraisers, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019. The accounting criteria applied as required above, imply a deviation from IFRS.

5.3.	Comparative information

The Consolidated Statement of Financial Position as of September 30, 2019 is presented on a comparative basis to the previous year-end, while the consolidated statements of profit or loss, other comprehensive income, changes in shareholders’ equity, and cash flows, and their related notes for the nine-month period ended September 30, 2019, are presented on a comparative basis to the balances for the same period of the previous year.

For comparative purposes, certain reclassifications were made to the information presented for the previous year/period, in order to present them on a consistent basis. The changes of comparative information do not imply changes in any decisions taken on the basis thereof.

6.	IFRS issued but not yet effective for Financial Institutions

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRSs are modified or repealed and, once such changes are adopted by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

a)	IFRS No. 9 Financial Instruments - Impairment

Regarding Section 5.5 “Impairment” of IFRS No. 9, Communication “A” 6430 issued by the BCRA established its application as from fiscal periods beginning on or after January 1, 2020. On the subject, the Entity submitted to the BCRA a description of the expected losses calculation model under that standard on December 5, 2018 and made the quantification of its impact and submitted such information to the regulatory entity on March 29, 2019, as required by Communication “A” 6590 issued by the BCRA.

b)	IAS No. 29 Financial reporting in hyperinflationary economies

In addition, Communications “A” 6651 and “A” 6778 issued by the BCRA on February 22, 2019 and September 5, 2019, respectively, set forth the application of a the restatement in constant currency set forth by IAS 29 in hyperinflationary economies for fiscal periods beginning on or after January 1, 2020. As stated in Note 2 to these financial statements, the Entity estimates that the effect of adopting this regulation has a significant impact on its statements of financial position, income and other comprehensive income, changes in shareholders’ equity and cash flows as of September 30, 2019.

7.	Cash and deposits in banks

Breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents computed for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	09.30.19	12.31.18
Cash	28,259,398	15,570,831
BCRA - Current account	59,163,499	75,503,977
Balances with other local and foreign institutions	6,746,439	8,030,653

TOTAL	94,169,336	99,105,461

8.	Debt securities at fair value through profit or loss

	09.30.19	12.31.18
Government securities	162,489	952,798
Private securities - Corporate bonds	48,103	167,913
BCRA Bills	4,958,653	6,387,388

TOTAL	5,169,245	7,508,099

9.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments” Changes in fair values were recognized in the Consolidated Condensed Statement of Profit or Loss in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

On the other hand, PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A. entered into interest rate swaps with the Bank and with third parties, which are recognized by the subsidiaries as cash flow hedge. The actual portion of the cumulative change in the fair value of swaps pending subsequent recognition in income is included in other comprehensive income under the caption “Profits or losses from hedge instruments - Cash flow hedge.” The balance sheet, profit & loss, and comprehensive income balances related to swaps entered into by and between the Bank and its subsidiaries were eliminated during the consolidation process.

Breakdown is as follows:

Assets

	09.30.19	12.31.18
Debit balances linked to foreign currency forwards pending settlement in pesos	1,747,042	591,418
Debit balances linked to interest rate swaps	496,227	—

TOTAL	2,243,269	591,418

Liabilities

	09.30.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	3,600,866	889,731
Credit balances linked to interest rate swaps	421,955	487,528

TOTAL	4,022,821	1,377,259

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	844,045	620,651
Foreign currency forward purchases - Euros	128	—
Foreign currency forward sales - US$	868,655	760,615
Foreign currency forward sales - Euros	4,287	5,463
Interest rate swaps
Fixed rate for floating rate	2,017,656	3,261,154
Floating rate for fixed rate	618,198	—

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions	—	154,753
Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	6,665,009	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions (1)	—	12,706,363

TOTAL	6,665,009	12,861,116

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 50,000,000 and US$ 300,000,000, which were cancelled on March 1 and August 20, 2019, respectively.

Repurchase transactions

	09.30.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	14,321

TOTAL	—	14,321

11.	Other financial assets

Breakdown of other financial assets is as follows:

	09.30.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	4,035,152	6,842,344
Non-financial debtors from spot transactions pending settlement	148,382	91,052
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	1,673,124	—
Other receivables	1,589,201	1,837,527
Other	228,709	552,220

	7,674,568	9,323,143

Measured at fair value through profit or loss Mutual funds	714,648	408,704

	714,648	408,704

Allowance for loan losses (Note 16 and Exhibit R)	(1,932,630)	(84,321)

TOTAL	6,456,586	9,647,526

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.19	12.31.18
Non-financial government sector	503	207
BCRA	—	383
Other financial institutions	2,789,936	9,669,330
Overdrafts	17,586,469	11,789,313
Discounted instruments	10,828,620	11,310,587
Unsecured instruments	10,894,848	12,739,330
Instruments purchased	286,000	264,434
Mortgage loans	12,817,264	10,104,731
Pledge loans	16,514,773	1,650,222
Consumer loans	23,836,871	23,560,930
Credit Cards	53,356,217	41,869,188
Loans for the prefinancing and financing of exports	41,252,085	45,088,576
Receivables from financial leases	2,052,397	2,377,747
Loans to personnel	1,538,375	1,203,780
Other financing	20,881,729	14,051,828

	214,636,087	185,680,586

Allowance for loan losses (Exhibit R)	(7,464,332)	(4,258,239)

TOTAL	207,171,755	181,422,347

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	09.30.19		12.31.18
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	974,238	970,811	977,272	972,981
From 1 to 5 years	1,085,129	1,081,586	1,414,800	1,404,766

TOTAL	2,059,367	2,052,397	2,392,072	2,377,747

Principal		2,033,380		2,343,180
Accrued interest		19,017		34,567

TOTAL		2,052,397		2,377,747

Classification of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	09.30.19	12.31.18
Total Exhibits B and C	218,619,974	187,080,255
Plus:
BCRA	—	383
Loans to personnel	1,538,375	1,203,780
Less:
Allowances for loan losses (Exhibit R)	(7,464,332)	(4,258,239)
Adjustments for effective interest rate	(2,481,778)	(767,474)
Corporate bonds	(83,174)	(123,275)
Loan commitments	(2,957,310)	(1,713,083)

Total loans and other financing	207,171,755	181,422,347

As of September 30, 2019 and December 31, 2018, the Group holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.19	12.31.18
Overdrafts and receivables agreed not used	841,049	531,590
Guarantees granted	764,563	578,092
Liabilities related to foreign trade transactions	573,628	141,321
Secured loans	778,070	462,080

	2,957,310	1,713,083

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1    Financial assets measured at amortized cost

	09.30.19	12.31.18
Corporate bonds in arrears	136	136

	136	136

Allowance for loan losses - Private securities (Exhibit R)	(136)	(136)

TOTAL	—	—

13.2    Financial assets measured at fair value through other comprehensive income

	09.30.19	12.31.18
Government securities	14,665,715	9,815,621
BCRA Liquidity Bills	48,716,317	13,815,040
Private securities - Corporate bonds	58,658	113,148

	63,440,690	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(587)	(1,178)

TOTAL	63,440,103	23,742,631

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of September 30, 2019 and December 31, 2018 is included below:

		09.30.19	12.31.18
BCRA - Special guarantee accounts (Note 50)	(1)	2,257,787	1,238,252
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	2,477,377	1,061,766
Guarantee Trust - Pesos	(2)	694,597	14,260
Deposits as collateral	(3)	2,871,981	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		8,301,742	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and futures contracts.
(4)	It corresponds to repo transactions (Note 10).

15.	Income Tax:

a)	Current income tax assets

	09.30.19	12.31.18
Advances	385	385

	385	385

b)	Current income tax liabilities

	09.30.19	12.31.18
Income tax provision (1)	5,966,940	4,429,343
Advances	(719,777)	(738,645)
Collections and withholdings	(6,792)	(14,254)

	5,240,371	3,676,444

(1)

The balance as of September 30, 2019 includes a reduction for 3,239,760 relating to the declaratory action with respect to the application of the tax inflation adjustment, while as of December 31, 2018, such reduction amounted to 1,021,518.

c)	Income tax expense

Breakdown of income tax expense:

	09.30.19	09.30.18
Current tax (1)	5,780,846	3,141,014
Deferred tax (1)	(1,684,420)	(479,965)

	4,096,426	2,661,049

(1)

The difference between the current provision and between the changes in assets and liabilities due to deferred taxes and the income tax expense is attributable to the fact that, as mentioned in Note 1, effective since July 1, 2019 the Bank has taken control over PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A., and Rombo Compañía Financiera S.A.

Pursuant to IAS No. 34, income tax is recognized in interim periods over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

Law No. 27468 amended the transition rules set by Law No. 27430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years commencing on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated from the beginning to the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. One third of the resulting inflation adjustment, whether positive or negative, will be charged during that fiscal year, with the remaining two thirds being chargeable, in equal parts, over the two immediately following fiscal years.

Considering that, as of the date of these interim financial statements, the changes in the CPI have surpassed the 30% limit required for the second year, the Entity’s management has considered the effects of inflation and has included such estimate in the provision for income tax.

The effect of the deferral of the two thirds of the gain (loss) on net monetary position as of September 30, 2019 was recognized as a deferred tax asset.

The Group’s effective rate for the nine-month period ended September 30, 2019 was 15%, while for the nine-month period ended September 30, 2018, it was 28%.

•	Income tax– Tax inflation adjustment. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive, Law 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its Income Tax Returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518, and during the fiscal year ended December 31, 2018, it amounted to 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingent provision included in “Liabilities” in the amount equivalent to income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the documentation supporting the referred recording. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Profit or Loss, as specifically pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely than not for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

Therefore, the recording of the contingent provision required by the BCRA results in a departure from IFRS, as stated in Note 2.

•	Income tax – Requests for recovery of payments. Fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the petition for recovery of the payments made was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that no answer to the petition above was received.

In turn, on April 4, 2017, a petition for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	09.30.19	12.31.18
Mercado de Valores de Buenos Aires S.A.	29,929	24,722
BYMA-Bolsas y Mercados Argentinos S.A.	55,750	94,600
Prisma Medios de Pago S.A. (1)	1,765,000	—

TOTAL	1,850,679	119,322

(1)

This balance corresponds to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was recorded as an asset held for sale as of December 31, 2018 pursuant to the divestiture agreement dated November 2017 and within the framework of IFRS No. 5.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settle as follows; (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%. Pursuant to the provisions and allowance rules issued by the BCRA, a provision of $1,768,360 was recorded as of September 30, 2019.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received.

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 2,644,937 is recognized in “Other operating income” as of September 30, 2019 (Note 38).

16.2	Investments in equity instruments through other comprehensive income

	09.30.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	23,657	9,516
Other	954	700

TOTAL	24,611	10,216

17.	Investments in Associates

	09.30.19	12.31.18
Volkswagen Financial Services Compañía Financiera S.A. (1)	—	633,362
PSA Finance Arg. Compañía Financiera S.A. (1)	—	434,494
Rombo Compañía Financiera S.A. (1)	—	514,779
BBVA Consolidar Seguros S.A.	215,963	135,148
Interbanking S.A.	54,424	33,864
Other	1,171	675

TOTAL	271,558	1,752,322

(1)	As from July 1, 2019, the Bank has taken control over the company as mentioned in Note 1.

18.	Property and equipment

	09.30.19	12.31.18
Real estate	6,730,347	6,820,968
Right of use of leased properties (See Note 5.1 and 29)	1,676,491	—
Furniture and facilities	1,806,743	1,561,128
Machinery and equipment	1,130,972	951,797
Automobiles	17,043	12,704
Constructions in progress	459,049	469,519

TOTAL	11,820,645	9,816,116

19.	Intangible Assets

	09.30.19	12.31.18
Licenses - Software	640,869	510,912

TOTAL	640,869	510,912

20.	Other non-financial assets

	09.30.19	12.31.18
Investment properties	65,291	66,368
Tax advances	553,777	388,733
Prepayments	1,396,372	1,160,403
Advances to suppliers of goods	100,333	152,848
Other miscellaneous assets	258,988	327,504
Advances to personnel	3,875	8,155
Assets acquired as security for loans	3,025	2,758
Other	9,281	29,090

TOTAL	2,390,942	2,135,859

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of September 30, 2019 and December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance thereof was presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019. As of September 30, 2019, the remaining ownership interest in this company was recorded under “Investments in equity instruments” (Note 16).

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	09.30.19	12.31.18
Non-financial government sector	2,642,132	1,544,761
Financial sector	313,529	294,122
Non-financial private sector and residents abroad	271,531,303	257,670,178
Checking accounts	42,414,969	28,574,950
Savings accounts	137,361,388	140,956,173
Time deposits	86,503,779	83,804,407
Investment accounts	62	—
Other	5,251,105	4,334,648

TOTAL	274,486,964	259,509,061

23.	Liabilities at fair value through profit or loss

	09.30.19	12.31.18
Obligations from securities transactions	43,168	692,270

TOTAL	43,168	692,270

24.	Other financial liabilities

	09.30.19	12.31.18
Obligations from financing of purchases	10,248,489	13,105,616
Creditors from spot transactions pending settlement	4,167,530	7,031,105
Collections and other transactions on behalf of third parties	3,619,101	3,374,476
Liabilities from leases (Note 29)	2,564,335	—
Credit balance from spot and sale transactions pending settlement	2,010,950	—
Interest accrued payable	1,126,051	89,774
Accrued commissions payable	1,190	5,893
Payment orders pending accreditation	4,259,704	1,069,953
Other	3,611,715	3,512,575

TOTAL	31,609,065	28,189,392

25.	Financing received from the BCRA and other financial institutions

	09.30.19	12.31.18
Foreign financial institutions	4,712,454	5,517,517
Local financial institutions	3,758,308	—
BCRA	10,710	10,008

TOTAL	8,481,472	5,527,525

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of September 30, 2019 and December 31, 2018 of the Bank and its subsidiaries:

Detail		Issuance date	Nominal value (in thousands of pesos)	Maturity date	Rate	Payment of interest	Outstanding value as of 09.30.2019			Outstanding value as of 12.31.2018
Class 20		08.08.2016	292,500	08.08.2019	Private Badlar + 3.23% annual nominal	Quarterly	—			289,000
Class 22		11.18.2016	181,053	11.18.2019	Private Badlar + 3.50% annual nominal	Quarterly	171,053			181,053
Class 23		12.27.2017	553,125	12.27.2019	TM20 (*) + 3.20% annual nominal	Quarterly	551,125			551,125
Class 24		12.27.2017	546,500	12.27.2020	Private Badlar + 4.25% annual nominal	Quarterly	526,500			541,500
Class 25		11.08.2018	784,334	11.08.2020	UVA + 9.50% annual nominal	Quarterly	1,138,621			856,473
Class 26		02.28.2019	529,400	11.28.2019	Fixed Rate 43% annual nominal	Upon maturity	453,400			—
Class 27		02.28.2019	1,090,000	08.28.2020	Private Badlar + 6.25% annual nominal	Quarterly	891,000			—
Classes 24-26-27 - PSA Finance Argentina	(a)	10.20.2017	1,187,333	02.03.2020	Private Badlar + annual nominal / Fixed Rate	Quarterly /Upon maturity	821,592	(b	)
Classes 2-4-5 Volkswagen Financial Services	(a)	12.07.2018	985,042	02.27.2021	Private Badlar + annual nominal / UVA + annual nominal	Quarterly	1,021,682	(b	)
Classes 35-38-39 - 40-41-42-43-44-45 Rombo Compañía Financiera	(a)	08.19.2016	2,859,153	01.29.2022	Private Badlar + % annual nominal / Fixed Rate	Quarterly	2,527,522	(b	)

					Consolidated total principal		8,102,495			2,419,151
					Consolidated interest accrued		626,960			54,539
					Issuance expenses		(1,770)			—

					Total consolidated principal and interest accrued		8,727,685			2,473,690

(a)	For further details on the Classes issued; issue/maturity dates; rates; interest payments, see the Company’s separate financial statements.
(b)	The Entity acquired control of the companies as from July 1, 2019. See Note 1.

Definitions:

TM20 RATE: is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty five days.

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	09.30.19	12.31.18
For reassessment of income tax due to adjustment for inflation (Note 15.c))	5,447,078	2,207,318
Provisions for termination plans (Exhibit J)	61,228	62,135
Provisions for reorganization (Exhibit J)	35,319	—
For administrative, disciplinary and criminal penalties (Note 55 and Exhibit J)	5,000	5,000
Contingent commitments provisions (Exhibits J and R)	837	1,483
Other contingencies	2,107,755	1,344,787

TOTAL	7,657,217	3,620,723

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions are included in Exhibit J. However, below is a brief description:

•

Re-assessment of Income Tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•	Other: it reflects the estimated amounts to pay tax claims, labor-related and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

28.	Other non-financial liabilities

Breakdown is as follows:

	09.30.19	12.31.18
Short-term personnel benefits	3,709,075	2,538,893
Long-term personnel benefits	207,105	180,757
Other collections and withholdings	2,846,436	2,015,263
Social security payable	52,823	68,967
Advances collected	1,912,144	1,653,586
Miscellaneous creditors	4,964,641	3,440,930
For contract liabilities	304,269	189,140
Other taxes payables	1,144,857	777,085
Other	91,424	29,395

TOTAL	15,232,774	10,894,016

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2019:

Rights of use under leases

Account	Initial value as of 01.01.2019	Increases	Decreases	Amortization					Residual value as of 09.30.2019
				Accumulated as of 01.01.2019	Decreases	For the period	Acquisition of control in subsidiaries (1)	Accumulated at period end
Leased real property	1,849,107	137,129	—	—	—	305,039	4,706	309,745	1,676,491

(1)

On July 1, 2019, the Entity consolidated with Volkswagen Financial Services Compañía Financiera S.A., PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A. as a result of the acquisition of control (See Note 1).

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.19
Up to one year	75,639	8,366	84,005
From 1 to 5 years	1,157,662	173,731	1,331,393
More than 5 years	1,127,184	21,753	1,148,937

			2,564,335

Interest and exchange rate difference recognized in profit or loss

Other operating expenses
Interest on lease liabilities (Note 42)	(184,725)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(826,715)

Other expenses
Leases (Notes 5.1 and 40)	(569,417)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in share capital up to $ 145,000,000 (nominal value) by issuing 145,000,000 new registered, common shares with a nominal value of $ 1 each, one vote per share. The Board of Directors is granted the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 registered, common shares was approved, with a nominal value of $ 1 each, and a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the spot exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017, International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017, those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

31.	Interest income

	09.30.19	09.30.18
Interest from government securities	22,912,810	4,232,063
Interest from credit card loans	12,280,629	4,952,684
Interest from instruments	6,154,336	3,470,030
Interest from consumer loans	5,436,091	4,513,028
Acquisition Value Unit (UVA) clause adjustment	5,740,273	1,760,389
Interest from overdrafts	5,392,043	3,956,923
Interest from other loans	3,328,078	2,359,349
Interest from loans to the financial sector	1,751,278	1,049,728
Interest from loans for the prefinancing and financing of exports	2,144,774	986,599
Premium from reverse repurchase agreements	950,344	421,870
Interest from mortgage loans	830,811	520,112
Interest from finance leases	359,730	388,673
Interest from pledge loans	1,137,099	1,014,742
Stabilization Coefficient (CER) clause adjustment	41,592	63,245
Interest from private securities	6,811	28,627
Other financial income	4,702	13

TOTAL	68,471,401	29,718,075

32.	Interest expenses

	09.30.19	09.30.18
Time deposits	23,755,432	8,281,445
Checking accounts deposits	1,831,719	1,845,594
Other liabilities from financial transactions	2,844,703	906,331
Acquisition Value Unit (UVA) clause adjustments	974,368	636,895
Interfinancial loans received	510,906	229,629
Savings accounts deposits	131,031	64,338
Premium for reverse repurchase agreements	2,075	82,637
Other	21,854	4,719

TOTAL	30,072,088	12,051,588

33.	Commission income

	09.30.19	09.30.18
Linked to liabilities	6,679,260	4,192,247
From credit cards	4,200,662	3,096,881
Linked to loans	629,371	442,380
From insurance	667,205	511,225
From foreign trade and foreign currency transactions	632,967	323,410
Linked to securities	72,286	103,069
From guarantees granted	1,135	2,108

TOTAL	12,882,886	8,671,320

34.	Commission expenses

	09.30.19	09.30.18
From credit and debit cards	5,975,221	3,737,648
From promotions	55,024	176,634
From payment of salaries	549,144	201,701
From digital sale services	386,774	294,680
From foreign trade transactions	220,925	97,807
Linked to transactions with securities	2,032	1,022
Other commission expenses	690,498	358,875

TOTAL	7,879,618	4,868,367

35.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	09.30.19	09.30.18
Income from private securities	2,386,629	375,375
Income from government securities	2,651,009	648,616
Income / (loss) from foreign currency forward transactions	1,272,224	(442,734)
(Loss) / income from corporate bonds	(3,312)	11,227
Loss from interest rate swaps	(295,475)	(682,908)

TOTAL	6,011,075	(90,424)

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	09.30.19	09.30.18
Loss from sale of government securities	(35,845)	(54,157)
Loss from sale of private securities	(924)	—

TOTAL	(36,769)	(54,157)

37.	Foreign exchange and gold gains

	09.30.19	09.30.18
Conversion of foreign currency assets and liabilities into pesos	(270,809)	1,564,090
Income from purchase-sale of foreign currency	6,170,466	2,764,991

TOTAL	5,899,657	4,329,081

38.	Other operating income

	09.30.19	09.30.18
Rental of safe deposit boxes	411,619	323,592
Adjustments and interest on miscellaneous receivables	772,950	325,284
Punitive interest	130,306	53,070
Loans recovered	357,878	202,001
Allowances reversed	63,981	79,794
Income from sale of non-current assets held for sale (Note 16)	2,644,937	—
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2018 (Note 15.c)	3,239,760	1,021,518
Debit and credit card commissions	448,972	328,403
Other operating income	833,328	810,395

TOTAL	8,903,731	3,144,057

39.	Personnel benefits

	09.30.19	09.30.18
Salaries	5,729,743	3,684,484
Social security charges	1,644,654	1,109,696
Personnel compensation and bonuses	312,094	391,585
Personnel services	194,094	129,883
Other short-term personnel benefits	1,706,701	1,056,670
Termination personnel benefits	—	1,822
Other long-term personnel benefits	16,947	16,724

TOTAL	9,604,233	6,390,864

40.	Administrative expenses

	09.30.19	09.30.18
Travel expenses	90,148	62,774
Administrative expenses	646,124	385,915
Security services	280,238	222,065
Fees to Bank Directors and Supervisory Committee	10,388	10,153
Other fees	422,129	207,696
Insurance	84,058	51,239
Rent (Note 29)	569,417	538,696
Stationery and supplies	37,994	28,829
Electricity and communications	400,847	209,143
Advertising	363,034	325,316
Taxes	1,930,770	1,161,476
Maintenance costs	821,530	536,232
Armored transportation services	1,391,029	650,193
Other administrative expenses	872,318	591,188

TOTAL	7,920,024	4,980,915

41.	Depreciation and amortization

	09.30.19	09.30.18
Depreciation of property and equipment	797,274	531,284
Amortization of intangible assets	71,166	93,422
Amortization of rights of use of leased properties (Note 29)	305,039	—
Depreciation of other assets	1,551	1,980

TOTAL	1,175,030	626,686

42.	Other operating expenses

	09.30.19	09.30.18
Turnover tax	4,642,304	2,872,712
Inicial loss of loans below market rate	930,565	421
Other allowances (Exhibit J)	4,506,700	1,428,376
Restructuring expenses (Exhibit J)	188,268	—
Contribution to the Deposit Guarantee Fund (Note 49)	364,738	223,842
Interest on liabilities from financial lease (Note 29)	184,725	—
Claims	102,832	101,931
Other operating expenses	909,723	590,685

TOTAL	11,829,855	5,217,967

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Debt securities at fair value through profit or loss	5,169,245	5,169,245	24,518	5,144,727	—
Derivative instruments	2,243,269	2,243,269	—	2,243,269	—
Other financial assets	714,648	714,648	714,648	—	—
Other debt securities	63,440,103	63,440,103	62,460	63,377,643	—
Financial assets pledged as collateral	3,153,464	3,153,464	—	3,153,464	—
Investments in equity instruments	1,875,290	1,875,290	85,679	24,611	1,765,000
Financial liabiltiies
Liabilities at fair value through profit or loss	43,168	43,168	—	43,168	—
Derivative instruments	4,022,821	4,022,821	—	4,022,821	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Debt securities at fair value through profit or loss	7,508,099	7,508,099	54,011	7,454,088
Derivative instruments	591,418	591,418	—	591,418
Other financial assets	408,704	408,704	408,704	—
Other debt securities	23,742,495	23,742,495	100,166	23,642,329
Financial assets pledged as collateral	1,077,801	1,077,801	—	1,077,801
Investments in equity instruments	129,538	129,538	119,322	10,216
Financial liabilities
Liabilities at fair value through profit or loss	692,270	692,270	162,696	529,574
Derivative instruments	1,377,259	1,377,259	—	1,377,259

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills, together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, and include futures and foreign currency NDF (non-delivery forwards) and interest rate swaps.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	09.30.19	12.31.18
Argentine Bond in Pesos due 2038	—	1,615

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1.

b.2)	Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

	09.30.19	12.31.18
Capitalizable Treasury Bills in Pesos due 09.30.19	1,236	—

Transfers are due to the fact that the bond quoted more than 90% during the last 30 days, which allowed it to be considered as a liquid bond and assigned Level 1.

b.3)	Valuation techniques for Levels 2 and 3

Market observable input data is required for purposes of the calculations inherent to Level 2 securities: the last quoted market price (Mercado Abierto Electrónico – MAE – or Bolsa y Mercado de Valores – BYMA –), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable at the BADLAR rate published on the BCRA’s web site, the spot discount curve in pesos, US dollars, CER and the dollar-collateralized yield curve in pesos arising from ROFEX futures, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA).

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices for active markets MAE and BYMA, depending on the security type.

For Argentine Treasury Bonds, prices are captured from MAE and BYMA. If bonds have not been traded for the last 10 business days, a theoretical valuation is made, discounting cash flows by using the respective discount curve. This criterion has not been applied to “Bonte N20.” Since this Treasury bond had not had a quoted price in MAE during the previous 10 business days, it was measured at its technical value calculated on the basis of the last quoted price available, considering its accrual pursuant to the terms of the security with observable data.

Bills in pesos and CER issued by the Argentine Treasury were measured by reference to quoted prices in MAE during the last 10 business days. Such securities without a quoted price were assigned a theoretical price, discounting cash flows by using the respective discount curve.

US dollar-denominated and dollar-linked bills were measured by discounting cash flows, using the dollar curve, since these bills did not have quoted prices in MAE over the last 10 business days.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds and sub-sovereign bonds were measured at their market prices prevailing on the last business days in MAE and BYMA, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest.

SWAPS

For swaps, the theoretical valuation consists of discounting future cash flows using the interest rate, according to the dollar-collateralized rate curve resulting from the implicit yield of ROFEX futures.

Non-Delivery Forwards

The theoretical valuation of NDFs consists of discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the dollar-collateralized yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the dollar-collateralized yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the dollar-collateralized yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the dollar-collateralized yield curve in pesos resulting from market quoted forward prices sourced from “CMPN” (Bloomberg Composite Rate New York) and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the EMTA US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing a combined income and market approach, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 (Note 5.2).

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

09.30.19
Balance at the beginning of the fiscal year	—
Investments in equity instruments – Prisma Medios de Pago S.A.	1,765,000

Balance at fiscal period-end	1,765,000

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of September 30, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Cash and deposits in banks	94,169,336	(1)	—	—
Repo transactions	6,665,009	(1)	—	—
Other financial assets	5,741,938	(1)	—	—
Loans and other financing		(1)
Non-financial government sector	503	(1)	—	—
Other financial institutions	2,777,947	1,992,411	—	1,992,411
Non-financial private sector and residents abroad	204,393,305	195,274,222	—	195,274,222
Financial assets pledged as collateral	5,148,278	(1)	—	—
Financial liabilities
Deposits	274,486,964	270,837,290	—	270,837,290
Other financial liabilities	31,609,065	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	8,481,472	7,839,310	—	7,839,310
Corporate bonds issued	8,727,685	8,598,477	—	8,598,477

(1)	Fair value is not reported as it is deemed similar to its book value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Cash and deposits in banks	99,105,461	(1)	—	—
Repo transactions	12,861,116	(1)	—	—
Other financial assets	9,238,822	(1)	—	—
Loans and other financing
Non-financial government sector	207	(1)	—	—
Argentine Central Bank (BCRA)	383	(1)	—	—
Other financial institutions	9,583,842	9,492,614		9,492,614
Non-financial private sector and residents abroad	171,837,915	167,308,597	—	167,308,597
Other debt securities	136	(1)	—	—
Financial assets pledged as collateral	3,625,263	(1)	—	—
Financial liabilities
Deposits	259,509,061	256,910,027	—	256,910,027
Repo transactions	14,321	(1)	—	—
Other financial liabilities	28,189,392	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,527,525	(1)	—	—
Corporate bonds issued	2,473,690	2,412,051	—	2,412,051

(1)	Fair value is not reported as it is deemed similar to its book value.

44.	Segment reporting

Basis for segmentation

The Group has identified the following operating segments, based on management information which is reviewed by the uttermost operating decision-making authority:

-

As of September 30, 2019, the information reported to the uttermost operating decision-making authority was prepared on the basis of the following operating segments: (i) Banco BBVA Argentina S.A. (banking), (ii) PSA Finance Argentina Compañía Financiera S.A. (financial services), (iii) Rombo Compañía Financiera S.A. (financial services), (iv) Volkswagen Financial Services S.A. (financial services), each of which is considered by the Group as a single and individual reportable segment; and

-	As of September 30, 2019 and December 31, 2018, the Group determined that it has only one reportable segment related to banking activities.

Reportable segments are strategic business units that offer different products and services. These segments are managed separately, for each of them is targeted at different markets and, therefore, requires different technologies and marketing strategies.

The following table shows information by segment and lines of business:

	Entity (banking activity) (1)	PSA Finance Argentina Compañía Financiera S.A.	Rombo Compañía Financiera S.A.	Volkswagen Financial Services Compañía Financiera S.A.	Total as of 09.30.19	Total as of 12.31.18
Loans and other financing	189,409,669	3,078,084	6,918,924	7,765,078	207,171,755	181,422,347
Corporate banking	52,399,112	—	—	—	52,399,112	52,196,585
Small and medimum companies	46,338,432	264,605	42,113	3,788,075	50,433,225	52,384,419
Retail	90,672,125	2,813,479	6,876,811	3,977,003	104,339,418	76,841,343
Other assets	204,722,144	316,915	854,409	1,011,952	206,905,420	173,191,856

TOTAL ASSETS	394,131,813	3,394,999	7,773,333	8,777,030	414,077,175	354,614,203

Deposits	274,359,202	127,762	—	—	274,486,964	259,509,061
Corporate banking	20,839,883	127,762	—	—	20,967,645	29,668,066
Small and medium companies	67,067,665	—	—	—	67,067,665	49,240,049
Retail	186,451,654	—	—	—	186,451,654	180,600,946
Other liabilities	65,772,378	2,192,952	6,115,712	6,964,382	81,045,424	56,523,365

TOTAL LIABILITIES	340,131,580	2,320,714	6,115,712	6,964,382	355,532,388	316,032,426

The following table shows information by segment:

	Entity (banking activity) (1)	PSA Finance Argentina Compañía Financiera S.A.	Rombo Compañía Financiera S.A.	Volkswagen Financial Services Compañía Financiera S.A.	Total as of 09.30.19	Total as of 09.30.18
Net interest income	37,213,086	179,163	292,867	714,197	38,399,313	17,666,487
Net commission income	5,063,618	(7,484)	(42,371)	(10,495)	5,003,268	3,802,953
Net income from measurement of financial instruments at fair value through profit or loss	5,956,887	17,173	37,015	—	6,011,075	(90,424)
Loss from write-down of assets measured at amortized cost and at fair value through OCI	(36,769)	—	—	—	(36,769)	(54,157)
Foreign exchange and gold gains/(losses)	5,909,844	—	—	(10,187)	5,899,657	4,329,081
Other operating income	8,864,827	10,288	26,449	2,167	8,903,731	3,144,057

TOTAL OPERATING INCOME BEFORE LOSS FROM IMPAIRMENT OF FINANCIAL ASSETS	62,971,493	199,140	313,960	695,682	64,180,275	28,797,997

Loan loss allowances	(6,045,523)	(1,385)	(16,567)	(10,466)	(6,073,941)	(2,363,194)

SUBTOTAL	56,925,970	197,755	297,393	685,216	58,106,334	26,434,803

Operating loss	(30,134,370)	(84,170)	(128,762)	(181,840)	(30,529,142)	(17,216,432)
Income from associates and joint ventures	422,570	—	—	—	422,570	210,212

Income before income tax	27,214,170	113,585	168,631	503,376	27,999,762	9,428,583

Income tax	(4,334,282)	72,906	96,967	67,983	(4,096,426)	(2,661,049)

Net income for the period	22,879,888	186,491	265,598	571,359	23,903,336	6,767,534

Net income for the period attributable to:
Owners of the parent					23,527,473	6,677,059
Non-controlling interests					375,863	90,475

(1)	It includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		09.30.19	12.31.18
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (en liquidación)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	(2)
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	(2)
Rombo Compañía Financiera S.A.	Argentina	40.0000%	(2)
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the company’s share capital and an indirect 4.8498% interest through BBVA Francés Valores S.A.
(2)	On July 1, 2019, the Entity consolidated with these companies as a result of the acquisition of control mentioned in Note 1.

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS No. 24, key Management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	09.30.19	09.30.18
Fees	8,928	8,714

Total	8,928	8,714

b.2)	Profit or loss for transactions and balances with key management personnel

	Balances as of		Profit or loss
	09.30.19	12.31.18	09.30.19	09.30.18
Loans
Credit cards	3,154	2,907	617	69
Overdrafts	3	19	—	7
Mortgage loans	1,273	1,316	172	178
Deposits	7,385	30,314	78	2

Loans are granted on an arm’s length basis. As of September 30, 2019 and December 31, 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3)	Profit or loss and balances with related parties (except key Management personnel)

	Balances as of		Profit or loss
Parent	09.30.19	12.31.18	09.30.19	09.30.18
Cash and deposits in bank	2,966,268	259,503	—	—
Derivative instruments (Assets) (1)	1,234,457	23,177	—	—
Other financial assets (2)	133,321	310,034	—	—
Liabilities at fair value through profit or loss (2)	141,687	315,396	—	—
Other non-financial liabilities	224,905	51,296	149,509	77,483
Derivative instruments (Liabilities) (1)	1,292,570	51,198	122,048	—
Off-balance sheet balances
Securities in custody	37,719,889	56,994,610	—	—
Derivative instruments	22,742,636	5,172,413	—	1,353
Sureties granted	750,744	593,593	2,098	17
Guarantees received	40,841	717,641	—	—

(1)	Profit or loss of Derivative Instruments (Assets) is exposed in Derivative Instruments (Liabilities).
(2)	These transactions do no generate profit or loss.

	Balances as of		Profit or loss
Subsidiaries	09.30.19	12.31.18	09.30.19	09.30.18
Loans and other financing	4,974,219	2,809	568,284	894,606
Debt securities at fair value through profit or loss	8,523	—	31,119	—
Other financial assets	440	379	188	—
Deposits	884,214	254,431	86,555	—
Other non-financial liabilities	344	—	472	—
Financing received	—	—	7,656	2,350
Derivative instruments (Liabilities)	376,713	—	152,220	—
Other operating income	—	—	3,891	4,666
Administrative expenses	—	—	—	756
Off-balance sheet balances
Securities in custody	735,699	432,968	—	—
Interest rate swaps	1,684,309	—	—	—
Sureties granted	281	281	—	—

	Balances as of		Profit or loss
Associates	09.30.19	12.31.18	09.30.19	09.30.18
Cash and deposits in banks	—	70	—	—
Loans and other financing	27,325	5,723,637	1,192,724	636,000
Debt securities at fair value through profit or loss	—	50,398	34,522	11,146
Other financial assets	—	161,622	—	—
Deposits	297,778	149,338	6,576	5,642
Liabilities at fair value through profit or loss	—	223,833	—	—
Other financial liabilities	—	37,390	—	—
Other non-financial liabilities	—	—	1,794	5,599
Financing received	—	—	3,974	5,357
Derivative instruments (Liabilities)	—	381,998	277,490	505,739
Corporate bonds issued	119,672	115,263	36,813	21,600
Other operating income	—	—	25,425	9,901
Off-balance sheet balances
Interest rate swaps	—	2,364,460	—	—
Securities in custody	1,107,002	506,076	585	—
Guarantees received	68	284	—	—
Sureties granted	38,733	23,864	245	—

On July 1, 2019, the Entity consolidated with PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and Rombo Compañía Financiera S.A. as a result of the acquisition of control mentioned in Note 1. This situation implies the consideration of them as “Subsidiaries” as from such date. Until June 30, 2019, they were presented as “Associates”.

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2019 and December 31, 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with e accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019, the BCRA issued Communication “A” 6768 which sets forth that as from such date, financial institutions are required to have the BCRA’s authorization to distribute their profits.

On April 24, 2019, the Ordinary and Extraordinary Shareholders’ Meeting was held, whereby the following distribution of profits was approved:

•	To Legal Reserve: 1,922,737

•	To Distribution of cash dividends: 2,407,000

•	To special statutory reserve due to application of IFRS: 3,856,405

•	To Optional Reserve for future distribution of profits: 5.283,950.

48.	Restricted assets

As of September 30, 2019 and December 31, 2018, the Group has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 49,440, Treasury Bills in pesos maturing on July 31, 2020 in the amount of 7,061 and Treasury Bills in US dollars maturing on December 4, 2019 in the amount of 67,256 as of September 30, 2019, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 8,301,742 and 4,703,064 as of September 30, 2019 and December 31, 2018, respectively.

c)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (MERVAL) in the amounts of 29,929 and 24,722, and BYMA, in the amounts of 55,750 and 94,600 as of September 30, 2019 and December 31, 2018, respectively. Those shares are pledged for the benefit of “Crédito and Caución Compañía de Seguros S.A.” under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

49.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of September 30, 2019 and 2018, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 364,738 and 223,842, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

50.	Minimum cash and minimum capital requirements

50.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account – not restricted	58,898,271	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	2,257,787	1,238,252
Argentine Central Bank (BCRA) – social security special accounts – restricted	12	—

	61,156,070	83,357,860

Argentine Treasury Bonds in pesos at fixed rate due November 2020	7,771,739	6,936,000
Liquidity Bills – BCRA	53,674,969	20,202,428

TOTAL	122,602,778	110,496,288

50.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above mentioned date:

Minimum capital requirements	09.30.19	09.30.18
Credit risk	18,511,065	17,914,664
Operational risk	5,570,686	3,256,660
Market risk	334,508	192,083
Non-fulfilment of other technical ratios	—	25,102

Paid-in	45,663,984	35,303,313

Surplus	21,247,725	13,914,804

51.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 731, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent - Comprehensive” amounts to 18,000 and the minimum cash contra-account required by those rules amounts to 9,000. This amount includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of September 30, 2019 and December 31, 2018, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 863,569 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 10,087, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum shareholders’ equity required to act as Mutual Funds Management Agent of the Company amounts to 2,600. As of September 30, 2019 and December 31, 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV. In addition, pursuant to the requirements set by General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management.

The subsidiary BBVA Francés Valores S.A., as a Comprehensive Settlement and Clearing Agent met CNV minimum cash contra-account requirements with a cash deposit in the amount of 9,000, through checking account No. 493-20-106/1 at Banco BBVA Argentina S.A. The minimum shareholders’ equity required to act as a Comprehensive Settlement and Clearing Agent amounts to 18,000, while the minimum cash contra-account amounts to 9,000. As of September 30, 2019 and December 31, 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

52.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

53.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2019 and December 31, 2018, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 as of September 30, 2019 and December 31, 2018.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 298,240 and 229,112 as of September 30, 2019 and December 31, 2018, respectively, and consist of cash, creditors’ rights, real estate and shares.

54.	Mutual funds

As of September 30, 2019 and December 31, 2018, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 102,352,867 and 17,026,024, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

	EQUITY AS OF
MUTUAL FUND	09.30.19	12.31.18
FBA Renta Pesos	35,793,619	15,883,270
FBA Ahorro Pesos	1,003,565	6,302,409
FBA Renta Fija Dólar	2,244,368	3,747,771
FBA Bonos Argentina	664,932	4,011,931
FBA Renta Fija Dólar Plus	823,857	1,582,891
FBA Bonos Latam	455,211	36,718
FBA Horizonte	486,252	1,309,573
FBA Calificado	364,131	381,258
FBA Acciones Latinoamericanas	477,966	363,493
FBA Acciones Argentinas	299,095	371,680
FBA Bonos Globales	329,149	34,199
FBA Gestión I	21,070	—
FBA Renta Fija Plus	35,389	219,981
FBA Retorno Total II	95,915	65,690
FBA Horizonte Plus	61,689	94,620
FBA Brasil I	98,924	1,059
FBA Renta Mixta	54,955	83,995
FBA Retorno Total I	36,001	57,549
FBA Renta Pesos Plus	—	15,974
FBA Renta Pública I	1,389	1,060
FBA Renta Fija Local	1,389	1,060
FBA Renta Pública II	613	377

TOTAL	43,349,479	34,566,558

The subsidiary BBVA Francés Asset Management S.A. acts as a mutual funds manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

55.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. Moreover, the Entity is awaiting an answer from the Court regarding the transfer of the requested court files. On July 5, 2018, the Entity was notified of the hearing under Section No. 41 of the Criminal Code, which was held on August 7, 2018.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3406/06 where charges focus on fake foreign exchange transactions, conducted in the name of a deceased, carried out by personnel of the Branch 240 - Mendoza -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The trial period came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the City of Mendoza, File No. 23461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Courts of Comodoro Rivadavia and Mar del Plata, to certify the cases that are said to be related in terms of object, individuals/entities involved and offense. The Federal Courts of Comodoro Rivadavia answered the letter partially while the Federal Courts of Mar del Plata has not provided any answer at the date of issuance of these financial statements. On July 5, 2019, BBVA Banco Francés S.A. and its directors were acquitted.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•

“Rombo Compañía Financiera S.A” Financial Investigation Proceedings 1326 – File 100746/11. On February 28, 2012, Rombo was served notice of the investigation proceedings initiated by the BCRA’s Superintendence of Financial and Foreign Exchange Institutions against Rombo Compañía Financiera S.A. and several of its officers, on grounds of alleged exercise of authorities without the previous consent of the BCRA. The offense period spans from May 10, 2006 to March 3, 2008; from March 25, 2008 to October 8, 2008, from August 6, 2008 to April 29, 2009; and from March 25, 2008 to April 30, 2009. The individuals/entities subject to these proceedings are Rombo Compañía Financiera S.A., and the members of the Board of Directors and Supervisory Committee at the time of the alleged offenses. On March 12, 2012, the Entity filed a defense grounded on lack of damages and the absence of subjective elements of criminal liability, by taking all the actions available to file all required documents within the applicable statutory terms. On July 1, 2015, the BCRA issued Ruling No. 594 imposing a fine of 1,826 on the Entity and some of its officers. The Entity has filed the corresponding appeals against such resolution with the Federal Court of Appeals in Administrative Matters (CNCAF). On October 14, 2016, Division V of the CNCAF dismissed the direct appeal brought by the defendants and, therefore, confirmed Ruling No. 594/2015, plus legal costs and fees. On November 2, 2016, an extraordinary appeal was filed against the ruling dated October 14, 2016. On November 3, the Entity made a payment of 1,826 to settle the fine and paid 480 as penalty interest. On November 7, 2016, Division V of the CNCAF ordered the service of the extraordinary appeal. On November 18, 2016, the BCRA answered the extraordinary appeal served upon it, and on November 22, 2016, Division V of the CNCAF ordered that judgment be rendered upon the appeal. In June 2018, Division V of CNCAF granted the extraordinary appeal brought against the judgment that confirmed the fine imposed against Rombo as a mere federal matter, as such judgment was deemed arbitrary. These proceedings have been concluded. The only amounts pending payment are the BCRA’s attorney fees.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

56.	Subsequent events

On October 9, 2019, the CNV issued Resolution No. 20484/2019 with respect to the merger of BBVA Francés Valores S.A. into the Bank, which provides that:

•	The merger of “BBVA Francés Valores S.A.”, as merged company, into “Banco BBVA Argentina S.A.”, as merging company shall, be approved under the terms of the Argentine Companies Law;

•	Banco BBVA Argentina S.A. shall be authorized to proceed with the public offering of 50,441 common, registered shares, with a nominal value of $ 1 and entitled to one (1) vote each.

•	The capital stock resulting from the merger amounts to $ 612,710,079, and is comprised by an equal number of common, registered shares with a nominal value of $1 and entitled to one (1) vote each.

As of the date of these consolidated condensed interim financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the IGJ.

Except as stated in the paragraphs above, no other events or transactions have occurred between the period-end date and the date of issuance of these financial statements that may materially affect the Entity’s financial position or results as of September 30, 2019.

57.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

Account	09.30.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	96,118,106	99,848,486

Preferred collaterals and counter-guarantees “A”	559,982	782,100
Preferred collaterals and counter-guarantees “B”	705,323	1,068,873
No preferred collaterals or counter-guarantees	94,852,801	97,997,513
With special follow-up	204,024	174,767

Under observation	204,024	174,767
Preferred collaterals and counter-guarantees “B”	1,361	3,522
No preferred collaterals or counter-guarantees	202,663	171,245
Troubled	1,068,814	1,529,081

Preferred collaterals and counter-guarantees “B”	160,188	3,315
No preferred collaterals or counter-guarantees	908,626	1,525,766
With high risk of insolvency	2,566,434	294,627

Preferred collaterals and counter-guarantees “B”	10,482	9,437
No preferred collaterals or counter-guarantees	2,555,952	285,190
Uncollectible	238,813	23,658

No preferred collaterals or counter-guarantees	238,813	23,658

TOTAL	100,196,191	101,870,619

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

Account	09.30.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	113,016,201	82,079,990

Preferred collaterals and counter-guarantees “A”	57,748	52,624
Preferred collaterals and counter-guarantees “B”	27,481,259	9,573,987
No preferred collaterals or counter-guarantees	85,477,194	72,453,379
Low risk	2,178,011	1,363,176

Preferred collaterals and counter-guarantees “A”	—	769
Preferred collaterals and counter-guarantees “B”	482,158	61,746
No preferred collaterals or counter-guarantees	1,695,853	1,300,661
Medium risk	1,735,543	1,112,362

Preferred collaterals and counter-guarantees “A”		—
Preferred collaterals and counter-guarantees “B”	120,979	8,703
No preferred collaterals or counter-guarantees	1,614,564	1,103,659
High risk	1,338,087	585,308

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	163,036	22,179
No preferred collaterals or counter-guarantees	1,174,514	563,129
Uncollectible	155,941	68,800

Preferred collaterals and counter-guarantees “A”		15
Preferred collaterals and counter-guarantees “B”	77,679	7,764
No preferred collaterals or counter-guarantees	78,262	61,021

TOTAL	118,423,783	85,209,636

TOTAL GENERAL	218,619,974	187,080,255

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	09.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	26,739,634	12.23%	23,237,722	12.42%
50 following largest customers	30,995,012	14.18%	31,726,036	16.96%
100 following largest customers	17,592,611	8.05%	18,088,037	9.67%
All other customers	143,292,717	65.54%	114,028,460	60.95%

TOTAL	218,619,974	100.00%	187,080,255	100.00%

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANICNG BY TERM

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2019

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	503	—	—	—	—	—	503
Financial sector	—	494,685	1,013,730	401,215	703,206	1,841,453	539,626	4,993,915
Non-financial private sector and residents abroad	5,792,730	73,724,083	39,361,555	23,207,971	21,350,566	29,541,820	43,589,892	236,568,617

TOTAL	5,792,730	74,219,271	40,375,285	23,609,186	22,053,772	31,383,273	44,129,518	241,563,035

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	09.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	10,735,216	3.91%	15,293,060	5.89%
50 following largest customers	15,129,697	5.51%	15,553,822	5.99%
100 following largest customers	12,122,163	4.42%	10,544,960	4.06%
Rest of customers	236,499,888	86.16%	218,117,219	84.06%

TOTAL	274,486,964	100.00%	259,509,061	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	254,670,350	15,585,062	8,917,959	1,855,762	59,872	2,731	281,091,736
Non-financial government sector	2,666,336	2,276	7	—	—	—	2,668,619
Financial sector	313,529	—	—	—	—	—	313,529
Non-financial private sector and residents abroad	251,690,485	15,582,786	8,917,952	1,855,762	59,872	2,731	278,109,588
Liabilities at fair value through profit or loss	43,168	—	—	—	—	—	43,168
Derivative instruments	4,022,821	—	—	—	—	—	4,022,821
Other financial liabilities	26,558,485	314,416	493,797	871,032	867,946	2,237,258	31,342,934
Financing received from the BCRA and other financial institutions	1,569,945	2,442,078	4,125,029	1,486,130	1,801,558	568,810	11,993,550
Corporate bonds issued	1,245,946	2,402,015	1,514,085	3,591,494	2,637,369	51,118	11,442,027

TOTAL	288,110,715	20,743,571	15,050,870	7,804,418	5,366,745	2,859,917	339,936,236

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 09.30.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	—	(1)	646	—	837	1,483
- For administrative, disciplinary and criminal penalties	5,000	—	(1)	—	—	5,000	5,000
- Provisions for reorganization	—	188,268	(1)	—	152,949	35,319	—
- Provisions for termination plans	62,135	—	(1)	906	1	61,228	62,135
- Other	3,552,105	4,671,479	(1)(2)	10,281	658,470	7,554,833	3,552,105

TOTAL PROVISIONS	3,620,723	4,859,747		11,833	811,420	7,657,217	3,620,723

(1)	See Note 27.
(2)

It includes an increase of 157,752 due to the effect of the acquisition of control of subsidiaries (Note 1) and 7,027 are associated with the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) exposed in Administrative Expenses.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Acquisition of control in subsidiaries (5)	Balances as of 09.30.19	Balances as of 12.31.18
Other financial assets	84,321	1,848,601	(1)(3)	—	292	—	1,932,630	84,321
Loans and other financing	4,258,239	5,382,116	(1)(3)	54,358	2,428,442	306,777	7,464,332	4,258,239
Other financial institutions	85,488	16,349		44,958	44,890	—	11,989	85,488
Non-financial private sector and residents abroad	4,172,751	5,365,767		9,400	2,383,552	306,777	7,452,343	4,172,751
Overdrafts	110,147	74,657		—	82,676	—	102,128	110,147
Instruments	1,164,674	1,341,861		—	49,878	—	2,456,657	1,164,674
Mortgage loans	99,518	33,063		—	3,760	—	128,821	99,518
Pledge loans	44,250	32,177		8,604	21,774	281,940	327,989	44,250
Consumer loans	808,085	1,071,948		—	663,760	—	1,216,273	808,085
Credit card loans	1,359,528	1,809,924		—	1,068,679	—	2,100,773	1,359,528
Financial leases	47,227	24,822		238	24,317	3,004	50,498	47,227
Other	539,322	977,315		558	468,708	21,833	1,069,204	539,322
Private securities	1,314	324	(2)(3)	915	—	—	723	1,314
Contingent commitments	1,483	—	(4)	646	—	—	837	1,483

TOTAL ALLOWANCES	4,345,357	7,231,041		55,919	2,428,734	306,777	9,398,522	4,345,357

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 11 - Other financial assets and Note 12 - Loans and other financing to the consolidated financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	419,750
- Loans and other financing	737,026
- Private securities	324

(4)	Set up in compliance with credit risk arising from unused overdraft balances in current account granted, guarantees, sureties and other contingent commitments.
(5)

On July 1, 2019, the Entity proceeded to the consolidation of Volkswagen Financial Services Compañía Financiera S.A. , PSA Finance Arg. Cía. Financiera S.A. and Rombo Compañía Financiera S.A. as a result of the acquisition of control (see Note 1).

KPMG Bouchard 710 - 1 st Floor - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the condensed consolidated statement of financial position as of September 30, 2019, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended, exhibits and selected explanatory notes.

The balances and other information as of December 31, 2018 and for the nine-month period ended September 30, 2018 are an integral part of the aforementioned financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying condensed consolidated financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and, particularly, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. Furthermore, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions and Memorandum No. 7/2019, issued by the regulator on April 29, 2019 regarding the valuation of the investment held by the Entity in Prisma Medios de Pago S.A. were taken into account. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Scope of our review

Our responsibility is to issue a conclusion on these condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying condensed interim consolidated financial statements.

© 2019 KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Basis to the conclusion observations

As mentioned in note 1.1 to the accompanying condensed interim consolidated financial statements, the accounting information corresponding to Rombo Compañía Financiera S.A. (“Rombo”) and Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”) have been consolidated from July 1, 2019, regarding a modification of the shareholder agreement that grants control over the mentioned societies. Previously, the Entity’s participation in Rombo and VWFS was measured in the consolidated financial statements based on the equity method. The assets of Rombo and VWFS represent 1,9% and 2,1%, respectively, of the consolidated assets, while their operating income represent 0,5% and 1;1%, respectively, of the consolidated operating income for the nine months period as of September 30, 2019. We have not had access to the original documentation related to the mentioned modification, as well as other elements that support the decision to consolidate the financial information of Rombo and VWFS.

Conclusion

Based on our review, except as mentioned in the previous paragraph, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed consolidated financial statements:

a)

As explained in Note 2.a) to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions.

b)

As explained in Notes 2.b) and 3), as provided for by BCRA Communication “A” 6651, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” to the preparation of the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these consolidated financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied.

c)

As explained in Note 2.c), the accompanying financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

d)

As explained in Note 2.d) and 16) to the accompanying financial statements, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were reclassified to “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest.

Buenos Aires City, November 7, 2019.

KPMG

Carlos F. Bruno

Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	09.30.19	12.31.18
ASSETS
Cash and deposits in banks	4	93,857,857	99,102,416
Cash		28,259,388	15,570,362
Financial institutions and correspondents		65,598,469	83,532,054
Argentine Central Bank (BCRA)		58,898,417	75,503,977
Other in the country and abroad		6,700,052	8,028,077
Debt securities at fair value through profit or loss	5 and Exhibit A	5,159,618	7,505,826
Derivatives	6	2,123,755	591,418
Repo transactions	7	6,665,009	12,861,116
Other financial assets	8	5,579,123	9,233,052
Loans and other financing	9	194,361,612	181,398,818
Non-financial government sector		503	207
Argentine Central Bank (BCRA)		—	383
Other Financial Institutions		7,534,800	9,583,794
Non-financial private sector and residents abroad		186,826,309	171,814,434
Other debt securities	10	63,440,103	23,742,631
Financial assets pledged as collateral	11	8,301,035	4,703,064
Investments in equity instruments	13 and Exhibit A	1,789,611	10,216
Investments in subsidiaries and associates	14	3,317,430	2,371,153
Property and equipment	15	11,804,365	9,816,116
Intangible assets	16	640,119	510,912
Deferred income tax assets		3,162,100	194,036
Other non-financial assets	17	2,074,173	2,133,285
Non-current assets held for sale	18	59,776	493,373

TOTAL ASSETS		402,335,686	354,667,432

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	09.30.19	12.31.18
LIABILITIES
Deposits	19 and Exhibit H	275,241,437	259,763,289
Non-financial government sector		2,642,132	1,544,761
Financial sector		968,857	294,122
Non-financial private sector and residents abroad		271,630,448	257,924,406
Liabilities at fair value through profit or loss	20	43,168	692,270
Derivative instruments	6	4,399,534	1,377,259
Repo transactions	7	—	14,321
Other financial liabilities	21	30,286,800	28,189,392
Financing received from the BCRA and other financial institutions	22	5,227,151	5,527,525
Corporate bonds issued	23	3,937,370	2,473,690
Current income tax liabilities	12 a)	5,103,585	3,609,985
Provisions	Exhibit J	7,477,615	3,603,314
Other non-financial liabilities	24	14,523,555	10,864,722

TOTAL LIABILITIES		346,240,215	316,115,767

EQUITY
Share capital	26	612,660	612,660
Non-capitalized contributions		6,735,977	6,735,977
Capital adjustments		312,979	312,979
Reserves		28,488,024	17,424,932
Retained earnings		—	3,856,405
Other accumulated comprehensive income		(3,581,642)	(4,975)
Informe for the period		23,527,473	9,613,687

TOTAL EQUITY		56,095,471	38,551,665

TOTAL LIABILITIES AND EQUITY		402,335,686	354,667,432

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF PROFIT OR LOSS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 09.30.19	Accumulated as of 09.30.18	Quarter from 07.01.19 to 09.30.19	Quarter from 07.01.18 to 09.30.18
Interest income	27	66,398,539	28,899,208	25,004,764	12,144,634
Interest expense	28	(28,848,911)	(11,864,668)	(10,186,347)	(5,607,946)

Net interest income		37,549,628	17,034,540	14,818,417	6,536,688

Commission income	29	12,594,520	8,371,358	4,606,545	3,673,977
Commission expenses	30	(7,816,356)	(4,846,275)	(3,074,313)	(1,978,674)

Net commission income		4,778,164	3,525,083	1,532,232	1,695,303

Net income/(loss) from financial instruments at fair value through profit or loss	31	5,692,758	(156,206)	1,232,158	289,432
Net (loss)/income from write-down of assets at amortized cost and fair value	32	(36,769)	(54,157)	3,794	12,774
Foreign exchange and gold gains	33	5,905,196	4,242,969	3,410,561	1,544,951
Other operating income	34	8,879,601	3,161,607	1,115,671	1,014,248
Loan loss allowances	Exhibit R	(6,041,235)	(2,337,129)	(1,819,250)	(1,023,549)

Net operating income		56,727,343	25,416,707	20,293,583	10,069,847

Personnel benefits	35	(9,494,450)	(6,285,755)	(3,564,708)	(2,460,824)
Administrative expenses	36	(7,792,512)	(4,899,413)	(3,351,104)	(1,793,719)
Depreciation and amortization	37	(1,170,530)	(623,370)	(418,243)	(219,127)
Other operating expenses	38	(11,558,197)	(4,929,211)	(2,976,423)	(1,536,193)

Operating income		26,711,654	8,678,958	9,983,105	4,059,984

Income from associates and joint ventures		1,055,170	490,660	415,366	4,557

Income before income tax		27,766,824	9,169,618	10,398,471	4,064,541

Income tax	12 b)	(4,239,351)	(2,492,559)	341,260	(1,056,700)

Income for the period		23,527,473	6,677,059	10,739,731	3,007,841

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	09.30.19	09.30.18
Numerator:
Net income attributable to owners of the Parent	23,527,473	6,677,059
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	23,527,473	6,677,059
Denominator:
Weighted average of outstanding common shares for the period	612,659,638	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,659,638	612,659,638
Basic earnings per share (stated in thousands of pesos)	38.4022	10.8985
Diluted earnings per share (stated in thousands of pesos) (1)	38.4022	10.8985

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

	Accumulated as of 09.30.19	Accumulated as of 09.30.18	Quarter from 07.01.19 to 09.30.19	Quarter from 07.01.18 to 09.30.18
Income for the period	23,527,473	6,677,059	10,739,731	3,007,841
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint venture at equity method:
(Loss)/Income for the period on the share in OCI from associates and joint ventures at equity method	(2,574)	135,764	(2,188)	32,931

	(2,574)	135,764	(2,188)	32,931

Profits or losses from financial instruments at fair value through OCI
(Loss) for the period on financial instruments at fair value through OCI	(5,108,845)	(363,357)	(4,841,128)	(258,594)
Reclassification adjustment for the period	924	54,155	(39,639)	(12,776)
Income tax	1,532,418	92,885	1,464,230	84,626

	(3,575,503)	(216,317)	(3,416,537)	(186,744)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Personnel benefit plans
Actuarial profits or losses accumulated due to personnel benefit plans	—	(5,322)	—	—
Income tax	—	1,600	—	—

	—	(3,722)	—	—

Profit or losses from equity instruments at fair value through OCI (Items 5.7.5 of IFRS 9)
Profit/(loss) from equity instruments at fair value through OCI	2,014	—	(1,687)	—
Income tax	(604)	—	506	—

	1,410	—	(1,181)	—

Total Other Comprehensive Income for the period	(3,576,667)	(84,275)	(3,419,906)	(153,813)

Total Comprehensive Income	19,950,806	6,592,784	7,319,825	2,854,028

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

	2019									2018
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Other	Unappropriated retained earnings	Total	Total
Balances at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	—	—	—	—	—	—	4,019,786

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,076,334

Total comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	23,527,473	23,527,473	6,677,059
- Other Comprehensive Income/(Loss) for the period	—	—	—	(3,575,503)	(1,164)	—	—	—	(3,576,667)	(84,275)
- Allocation of unappropriated retained earnings as per Shareholders’ Meeting held on April 24, 2019 and April 10, 2018
Legal reserve	—	—	—	—	—	1,922,737	—	(1,922,737)	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(2,407,000)	(2,407,000)	(970,000)
Special statutory reserve due to application of IFRS	—	—	—	—	—	—	3,856,405	(3,856,405)	—	—
Other	—	—	—	—	—	—	5,283,950	(5,283,950)	—	—

Balances at fiscal period end	612,660	6,735,977	312,979	(3,688,115)	106,473	6,725,641	21,762,383	23,527,473	56,095,471	35,699,118

(1)	Corresponds to $ 3.93 per share.

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	09.30.19	09.30.18
Cash flows from operating activities
Income before income tax	27,766,824	9,169,618
Adjustments to obtain flows from operating activities:	(26,149,621)	(22,872,357)
Depreciation and amortization	1,170,530	623,370
Loan loss allowances	6,041,235	2,337,129
Effect of exchange rate changes on cash and cash equivalents	(30,485,928)	(28,722,481)
(Loss) from sale of Prisma	(2,644,937)	—
Other adjustments	(230,521)	2,889,625
Net decreases from operating assets:	(55,607,390)	(70,773,485)
Debt securities at fair value through profit or loss	2,346,208	5,085,695
Derivative instruments	(1,532,337)	132,799
Repo transactions	6,196,107	(3,055,859)
Loans and other financing	(16,452,580)	(50,685,950)
Non-financial government sector	(296)	41
Other financial institutions	2,049,377	(838,379)
Non-financial private sector and residents abroad	(18,501,661)	(49,847,612)
Other debt securities	(44,803,379)	(15,244,323)
Financial assets pledged as collateral	(3,597,971)	(3,051,493)
Investments in equity instruments	—	(4,162)
Other assets	2,236,562	(3,950,192)
Net increases from operating liabilities:	20,467,458	102,061,988
Deposits	15,478,148	91,546,972
Non-financial government sector	1,097,371	988,014
Financial sector	674,735	9,769
Non-financial private sector and residents abroad	13,706,042	90,549,189
Liabilities at fair value through profit or loss	(649,102)	1,345,749
Derivative instruments	3,022,275	(67,810)
Repo transactions	(14,321)	(285,410)
Other liabilities	2,630,458	9,522,487
Income tax paid	(794,217)	(668,318)

Total cash flows (used in)/generated by operating activities	(34,316,946)	16,917,446

SEPARATE CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	09.30.19	09.30.18
Cash flows from investing activities
Payments:	(1,262,851)	(876,463)
Purchase of property and equipment, intangible assets and other assets	(1,262,851)	(599,651)
Purchase of debt or equity instruments issued by other entities	—	(232,610)
Other payments related to investing activities	—	(44,202)
Collections:	2,553,630	934,664
Sale of investments in equity instruments	1,729,915	—
Purchase of property and equipment, intangible assets and other assets	—	380,261
Other collections related to investing activities	823,715	554,403

Total cash flows generated by investing activities	1,290,779	58,201

Cash flows from financing activities
Payments:	(4,024,422)	(1,320,311)
Dividends	(2,407,000)	(970,000)
Non-subordinated corporate bonds	(1,175,472)	(350,311)
Lease payments	(441,950)	—
Collections:	1,320,102	5,261,179
Non-subordinated corporate bonds	1,319,400	—
Argentine Central Bank	702	—
Other collections related to financing activities	—	5,261,179

Total cash flows (used in) / generated by financing activities	(2,704,320)	3,940,868

Effect of exchange rate changes on cash and cash equivalents	30,485,928	28,722,481

Total changes in cash flows	(5,244,559)	49,638,996

Cash and cash equivalents at the beginning of the year (Note 4)	99,102,416	38,179,507

Cash and cash equivalents at fiscal period end (Note 4)	93,857,857	87,818,503

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, Banco BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed interim financial statements for the nine-month period ended September 30, 2019 were prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)

application of the impairment model set forth in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” until the fiscal years commencing on January 1, 2020. On December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. On March 29, 2019, the Entity filed quantification as of December 31, 2018 with the BCRA;

b)

application of International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies”, which shall be applicable for the fiscal years beginning on or after January 1, 2020 and, taking into consideration the provisions of Communication “A” 6651 issued by the BCRA (see Note 3.2 to the consolidated financial statements);

c)

the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 2,207,318 as of September 30, 2019 and December 31, 2018, respectively. Likewise, the income/(loss) for the nine-month periods ended September 30, 2019 and 2018 would have increased by 3,239,760 and 1,021,518, respectively (Note 15.c to the consolidated financial statements), and

d)

the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of September 30, 2019, (see Note 16 to the consolidated financial statements).

As stated in Note 2 to the consolidated condensed interim financial statements, the abovementioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

As this is an interim period, the Bank has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2018. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2018 are included.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and unit of account (Note 3 to the consolidated condensed interim financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated condensed interim financial statements)

•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective for Financial Institutions (Note 6 to the consolidated condensed interim financial statements)

•	Provisions (Note 27 to the consolidated condensed interim financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•	Deposits guarantee regime (Note 49 to the consolidated condensed interim financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 51 to the consolidated condensed interim financial statements)

•	Trust activities (Note 53 to the consolidated condensed interim financial statements)

•	Mutual funds (Note 54 to the consolidated condensed interim financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 55 to the consolidated condensed interim financial statements)

•	Subsequent events (Note 56 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The interim financial statements as of September 30, 2019 of the subsidiaries BBVA Francés Valores S.A, BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information on a homogeneous basis.

4.	Cash and deposits in banks

	09.30.19	12.31.18
Cash	28,259,388	15,570,362
BCRA - Current account	58,898,417	75,503,977
Balances with other local and foreign institutions	6,700,052	8,028,077

TOTAL	93,857,857	99,102,416

5.	Debt securities at fair value through profit or loss

	09.30.19	12.31.18
Government securities	144,339	950,525
Private securities - Corporate bonds	56,626	167,913
BCRA Bills	4,958,653	6,387,388

TOTAL	5,159,618	7,505,826

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.19	12.31.18
Debit balances linked to foreign currency forwards pending settlement in pesos	2,123,755	591,418

TOTAL	2,123,755	591,418

Liabilities

	09.30.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	3,977,579	889,731
Credit balances linked to interest rate swaps	421,955	487,528

TOTAL	4,399,534	1,377,259

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	844,045	620,651
Foreign currency forward purchases - Euros	128	—
Foreign currency forward sales - US$	868,655	760,615
Foreign currency forward sales - Euros	4,287	5,463
Interest rate swaps
Fixed rate for floating rate	2,017,656	3,261,154

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

		09.30.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions		—	154,753
Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA		6,665,009	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	(1)	—	12,706,363

TOTAL		6,665,009	12,861,116

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 50,000,000 and US$ 300,000,000, which were cancelled on March 1 and August 20, 2019, respectively.

Repurchase transactions

	09.30.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	14,321

TOTAL	—	14,321

8.	Other financial assets

Breakdown of other financial assets is as follows:

	09.30.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	4,035,152	6,842,344
Non-financial debtors from spot transactions pending settlement	148,382	91,052
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	1,673,124	—
Other receivables	1,406,468	1,816,476
Other	228,709	552,220

	7,491,835	9,302,092

Allowance for loan losses (Exhibit R)	(1,912,712)	(69,040)

TOTAL	5,579,123	9,233,052

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.19	12.31.18
Non-financial government sector	503	207
BCRA	—	383
Other financial institutions	7,591,679	9,669,282
Overdrafts	17,586,469	11,789,313
Discounted instruments	10,828,620	11,310,587
Unsecured instruments	10,894,848	12,739,330
Instruments purchased	286,000	264,434
Mortgage loans	12,817,264	10,104,731
Pledge loans	1,459,206	1,650,222
Consumer loans	23,788,979	23,560,930
Credit Cards	53,356,217	41,869,188
Loans for the prefinancing and financing of exports	41,252,085	45,088,576
Receivables from financial leases	1,928,807	2,377,747
Loans to personnel	1,538,375	1,203,780
Other financing	18,230,716	14,028,347

	201,559,768	185,657,057

Allowance for loan losses (Exhibit R)	(7,198,156)	(4,258,239)

TOTAL	194,361,612	181,398,818

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received for them:

	09.30.19		12.31.18
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	933,245	929,818	977,272	972,981
From 1 to 5 years	1,002,532	998,989	1,414,800	1,404,766

TOTAL	1,935,777	1,928,807	2,392,072	2,377,747

Principal		1,913,131		2,343,180
Accrued interest		15,676		34,567

TOTAL		1,928,807		2,377,747

A breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	09.30.19	12.31.18
Total Exhibits B and C	203,360,329	187,056,726
Plus:
BCRA	—	383
Loans to personnel	1,538,375	1,203,780
Less:
Allowances for loan losses (Exhibit R)	(7,198,156)	(4,258,239)
Adjustments for effective interest rate	(298,452)	(767,474)
Corporate bonds	(83,174)	(123,275)
Loan commitments	(2,957,310)	(1,713,083)

Total loans and other financing	194,361,612	181,398,818

As of September 30, 2019 and December 31, 2018, the Bank holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.19	12.31.18
Overdrafts and receivables agreed not used	841,049	531,590
Guarantees granted	764,563	578,092
Liabilities related to foreign trade transactions	573,628	141,321
Secured loans	778,070	462,080

	2,957,310	1,713,083

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Bank’s credit risks policy.

10.	Other debt securities

a)	Financial assets measured at amortized cost

	09.30.19	12.31.18
Corporate bonds in arrears	136	136

	136	136

Allowance for loan losses - Private securities (Exhibit R)	(136)	(136)
TOTAL	—	—

b)	Financial assets measured at fair value through OCI

	09.30.19	12.31.18
Government securities	14,665,715	9,815,621
BCRA Liquidity Bills	48,716,317	13,815,040
Private securities - Corporate bonds	58,658	113,148

	63,440,690	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(587)	(1,178)

TOTAL	63,440,103	23,742,631

11.	Financial assets pledged as collateral

As of September 30, 2019 and December 31, 2018, the Entity delivered the financial assets listed below as collateral:

		09.30.19	12.31.18
BCRA - Special guarantee accounts	(1)	2,257,787	1,238,252
Guarantee Trust - Government securities and BCRA Bills at fair value through OCI	(2)	2,477,377	1,061,766
Guarantee Trust - Pesos	(2)	694,597	14,260
Deposits as collateral	(3)	2,871,274	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		8,301,035	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	It corresponds to repo transactions.

12.	Income tax

a)	Current income tax liabilities

Breakdown is as follows:

	09.30.19	12.31.18
Income tax provision	5,675,601	4,278,000
Advances	(571,768)	(667,440)
Collections and withholdings	(248)	(575)

	5,103,585	3,609,985

b)	Income tax expense

Breakdown of income tax expense:

	09.30.19	09.30.18
Current tax	5,675,601	2,920,000
Deferred tax	(1,436,250)	(427,441)

	4,239,351	2,492,559

Pursuant to IAS No. 34, in interim periods income tax is recognized over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Bank’s effective rate for the nine-month period ended September 30, 2019 was 15%, while for the nine-month period ended September 30, 2018, it was 27%.

The policy on recognition of income tax in interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through OCI. Breakdown is as follows:

13.1	Investments in equity instruments through profit or loss

	09.30.19	12.31.18
Prisma Medios de Pago S.A. (Note 16 to the consolidated financial statements)	1,765,000	—

TOTAL	1,765,000	—

13.2	Investments in equity instruments through other comprehensive income

	09.30.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	23,657	9,516
Other	954	700

TOTAL	24,611	10,216

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.19	12.31.18
PSA Finance Arg. Cía. Financiera S.A.	537,144	434,494
Rombo Cía. Financiera S.A.	663,048	514,779
Volkswagen Financial Services Compañía Financiera S.A.	924,452	633,362
Consolidar A.F.J.P. S.A. (under liquidation proceedings)	27,404	28,454
BBVA Francés Valores S.A.	154,489	164,294
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	740,506	426,759
Interbanking S.A.	54,424	33,863
BBVA Consolidar Seguros S.A.	215,963	135,148

TOTAL	3,317,430	2,371,153

15.	Property and equipment

	09.30.19	12.31.18
Real estate	6,730,347	6,820,968
Real estate acquired through financial leases (Note 25)	1,670,535	—
Constructions in progress	459,049	469,519
Furniture and facilities	1,800,766	1,561,128
Machinery and equipment	1,129,576	951,797
Automobiles	14,092	12,704

TOTAL	11,804,365	9,816,116

Detailed information on assets and lease liabilities as well as interest and foreign exchange differences recognized in profit or loss is included in Note 25 to these separate condensed interim financial statements.

16.	Intangible assets

	09.30.19	12.31.18
Licenses - Software	640,119	510,912

TOTAL	640,119	510,912

17.	Other non-financial assets

Breakdown is as follows:

	09.30.19	12.31.18
Investment properties	65,291	66,368
Tax advances	434,128	388,264
Prepayments	1,238,742	1,159,780
Advances to suppliers of goods	100,333	152,848
Other miscellaneous assets	228,215	327,504
Advances to personnel	3,554	8,155
Assets acquired as security for loans	2,918	2,758
Other	992	27,608

TOTAL	2,074,173	2,133,285

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of September 30, 2019 and December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest was presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in that Company was completed on February 1, 2019. As of September 30, 2019, the remaining ownership interest in this company is accounted for under “Investments in equity instruments” (Note 13).

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	09.30.19	12.31.18
Non-financial government sector	2,642,132	1,544,761
Financial sector	968,857	294,122
Non-financial private sector and residents abroad	271,630,448	257,924,406
Checking accounts	42,499,512	28,583,294
Savings accounts	137,361,388	140,956,173
Time deposits	86,518,381	84,050,291
Investment accounts	62	—
Other	5,251,105	4,334,648

TOTAL	275,241,437	259,763,289

20.	Liabilities at fair value through profit or loss

	09.30.19	12.31.18
Obligations for securities transactions	43,168	692,270

TOTAL	43,168	692,270

21.	Other financial liabilities

	09.30.19	12.31.18
Creditors from spot transactions pending settlements	4,167,530	7,031,105
Obligations fron financing of purchases	10,248,489	13,105,616
Liabilities from leases (Note 25)	2,555,617	—
Accrued commissions payable	1,190	5,893
Collections and other transactions on behalf of third parties	3,619,101	3,374,476
Interest accrued payable	112,351	89,774
Credit balance for spot sales or purchases pending settlement	2,010,950	—
Payment orders pending accreditation	4,259,704	1,069,953
Other	3,311,868	3,512,575

TOTAL	30,286,800	28,189,392

22.	Financing received from the BCRA and other financial institutions

	09.30.19	12.31.18
Local financial institutions	503,987	—
Foreign financial institutions	4,712,454	5,517,517
BCRA	10,710	10,008

TOTAL	5,227,151	5,527,525

23.	Corporate bonds issued

Below is a detail of the Bank’s corporate bonds in force as of September 30, 2019 and December 31, 2018.

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Rate	Payment of interest	Outstanding value as of 09.30.2019	Outstanding value as of 12.31.2018
Class 20	08.08.2016	292,500	08.08.2019	Private Badlar + 3.23% annual nominal	Quarterly	—	289,000
Class 22	11.18.2016	181,053	18.11.2019	Private Badlar + 3.50% annual nominal	Quarterly	171,053	181,053
Class 23	12.27.2017	553,125	27.12.2019	TM20 (*) + 3.20% annual nominal	Quarterly	551,125	551,125
Class 24	12.27.2017	546,500	27.12.2020	Private Badlar + 4.25% annual nominal	Quarterly	526,500	541,500
Class 25	11.08.2018	784,334	08.11.2020	UVA + 9.50% annual nominal	Quarterly	1,138,621	856,473
Class 26	02.28.2019	529,400	28.11.2019	Fixed Rate 43% annual nominal	Upon maturity	453,400	—
Class 27	02.28.2019	1,090,000	28.08.2020	Private Badlar + 6.25% annual nominal	Quarterly	891,000	—

				Total principal		3,731,699	2,419,151
				Interest accrued		205,671	54,539

				Total principal and interest accrued		3,937,370	2,473,690

Definitions:

TM20 RATE: is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty-five days.

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

24.	Other non-financial liabilities

	09.30.19	12.31.18
Short-term personnel benefits	3,648,518	2,525,378
Long-term personnel benefits	198,207	180,354
Other collections and withholdings	2,840,840	2,014,695
Social security payable	52,823	68,967
Advances collected	1,912,144	1,653,586
Miscellaneous creditors	4,553,052	3,427,678
For contract liabilities	304,269	189,140
Other taxes payable	1,006,979	775,669
Other	6,723	29,255

TOTAL	14,523,555	10,864,722

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use of leased assets and lease liabilities in force as of September 30, 2019:

Rights of use under leases

Account	Original value as of 01.01.2019	Increases	Decreases	Amortization				Residual value as of 09.30.2019
				Accumulated as of 01.01.2019	Decreases	For the period (1)	Accumulated at period end
Leased real property	1,846,051	126,569	—	—	—	302,085	302,085	1,670,535

(1)	See Note 37.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.19
Up to one year	69,648	5,639	75,287
From 1 to 5 years	1,157,662	173,731	1,331,393
More than 5 years	1,127,184	21,753	1,148,937

			2,555,617

Interest and exchange rate difference through profit or loss

Other operating expenses	(184,517)
Interest on lease liabilities (Note 38)
Exchange rate difference	(826,715)
Exchange rate difference for finance lease (loss)
Other expenses
Leases (Note 36)	(569,150)

26.	Share capital

The information on the share capital is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	09.30.19	09.30.18
Interest from government securities	22,912,810	4,232,063
Interest from credit card loans	12,280,629	4,952,684
Interest from instruments	6,154,336	3,470,030
Acquisition Value Unit (UVA) clause adjustment	5,551,844	1,713,669
Interest from consumer loans	5,436,091	4,513,028
Interest from overdrafts	5,392,043	3,956,923
Interest from loans to the financial sector	2,078,772	1,836,055
Interest from other loans	1,982,892	1,454,080
Interest from loans for the prefinancing and financing of exports	2,144,774	986,599
Premium from reverse repurchase agreements	950,344	421,870
Interest from mortgage loans	830,811	520,112
Interest from financial leases	348,212	387,907
Interest from pledge loans	281,876	362,303
Stabilization Coefficient (CER) clause adjustment	41,592	63,245
Interest from private securities	6,811	28,627
Other financial income	4,702	13

TOTAL	66,398,539	28,899,208

28.	Interest expenses

	09.30.19	09.30.18
Time deposits	23,738,909	8,281,445
Checking accounts deposits	1,831,719	1,845,594
Other liabilities from financial transactions	2,120,401	905,875
Acquisition Value Unit (UVA) clause adjustments	974,368	636,895
Savings accounts deposits	131,031	64,338
Interfinancial loans received	28,554	43,165
Other	21,854	4,719
Premium for reverse repurchase agreements	2,075	82,637

TOTAL	28,848,911	11,864,668

29.	Commission income

	09.30.19	09.30.18
Linked to liabilities	6,679,260	4,192,247
Linked to loans	341,005	142,418
Linked to securities	72,286	103,069
From guarantees granted	1,135	2,108
From credit cards	4,200,662	3,096,881
From insurance	667,205	511,225
From foreign trade and foreign currency transactions	632,967	323,410

TOTAL	12,594,520	8,371,358

30.	Commission expenses

	09.30.19	09.30.18
From credit and debit cards	5,975,223	3,737,648
Related to transactions with securities	1,704	858
From foreign trade transactions	220,925	97,807
From salary payments	549,144	201,701
From promotions	55,024	176,634
From digital sales services	386,774	294,680
Other commission expenses	627,562	336,947

TOTAL	7,816,356	4,846,275

31.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	09.30.19	09.30.18
Income/(loss) from foreign currency forward transactions	1,272,224	(442,734)
Income from government securities	2,656,758	647,308
(Loss)/income from corporate bonds	(3.312)	11,227
Income from private securities	2,268,970	310,900
(Loss) from interest rate swaps	(501,882)	(682,907)

TOTAL	5,692,758	(156,206)

32.	(Loss) from writing down of financial assets at amortized cost and at fair value through OCI

	09.30.19	09.30.18
Loss from sale of government securities	(35,845)	(54,157)
Loss from sale of private securities	(924)	—

TOTAL	(36,769)	(54,157)

33.	Foreign exchange and gold gain/loss

	09.30.19	09.30.18
Conversion of foreign currency assets and liabilities into pesos	(265,270)	1,477,978
Income from purchase-sale of foreign currency	6,170,466	2,764,991

TOTAL	5,905,196	4,242,969

34.	Other operating income

	09.30.19	09.30.18
Rental of safe deposit boxes	411,619	323,592
Adjustments and interest on miscellaneous receivables	772,950	325,284
Punitive interest	121,773	51,520
Loans recovered	352,472	202,001
Allowances reversed	47,280	72,192
Income from sale of non-current assets held for sale	2,644,937	—
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2018 (Note 15.c) to the consolidated condensed interim financial statements	3,239,760	1,021,518
Debit and credit card commissions	448,972	328,403
Other operating income	839,838	837,097

TOTAL	8,879,601	3,161,607

35.	Personnel benefits

	09.30.19	09.30.18
Salaries	5,650,598	3,600,548
Social security charges	1,629,429	1,099,078
Personnel compensation and bonuses	300,225	384,653
Personnel services	190,550	126,687
Other short-term personnel benefits	1,706,701	1,056,243
Termination personnel benefits	—	1,822
Other long-term personnel benefits	16,947	16,724

TOTAL	9,494,450	6,285,755

36.	Administrative expenses

	09.30.19	09.30.18
Travel expenses	88,380	58,908
Administrative expenses	626,268	343,854
Security services	280,238	222,065
Fees to Bank Directors and Supervisory Committee	9,193	9,599
Other fees	372,700	211,344
Insurance	83,660	50,514
Rent (Note 25)	569,150	535,641
Stationery and supplies	37,827	28,604
Electricity and communications	398,831	208,520
Advertising	359,439	322,882
Taxes	1,903,984	1,138,945
Maintenance costs	815,390	532,394
Armored transportation services	1,391,029	650,193
Other administrative expenses	856,423	585,950

TOTAL	7,792,512	4,899,413

37.	Depreciation and amortization

	09.30.19	09.30.18
Depreciation of property and equipment	795,925	528,487
Amortization of intangible assets	70,969	92,903
Depreciation of assets acquired through financial leases (Note 25)	302,085	—
Depreciation of other assets	1,551	1,980

TOTAL	1,170,530	623,370

38.	Other operating expenses

	09.30.19	09.30.18
Contribution to the Deposit Guarantee Fund	364,691	223,842
Turnover tax	4,448,000	2,728,000
Other allowances (Exhibit J)	4,493,778	1,423,181
Restructuring expenses (Exhibit J)	188,268	—
Claims	102,832	101,931
Interest on liabilities from financial lease (Note 25)	184,517	—
Initial recognition of loans	930,442	421
Other operating expenses	845,669	451,836

TOTAL	11,558,197	4,929,211

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 47 to the consolidated interim financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

As of September 30, 2019 and December 31, 2018, the Bank has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 49,440, Treasury Bills in pesos maturing on July 31, 2020 in the amount of 7,061 and Treasury Bills in US dollars maturing on December 4, 2019 in the amount of 67,256 as of September 30, 2019, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as security for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 8,301,035 and 4,703,064 as of September 30, 2019 and December 31, 2018, respectively.

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other liabilities recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	09.30.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	58,898,271	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	2,257,787	1,238,252
Argentine Central Bank (BCRA) – social security special accounts - restricted	12	—

	61,156,070	83,357,860

Fixed rate Treasury Bonds maturing in November 2020	7,771,739	6,936,000
Liquidity Bills – BCRA	53,674,969	20,202,428

TOTAL	122,602,778	110,496,288

42.2	Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	09.30.19	09.30.18
Credit risk	17,612,815	16,880,435
Operational risk	5,310,522	3,057,896
Market risk	332,745	171,996
Non-fulfilment of other technical ratios	7,703	814,296

Paid-in	43,044,858	31,826,433

Surplus	19,781,073	10,901,810

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 09.30.2019	Book value 12.31.2018	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos
Capitalizable Treasury Bills in pesos. Maturity 04-30-20	5271	59,493	2	59,493	48,825	59,493	—	59,493
CER-adjusted Treasury Bills. Maturity 08-30-19	5290	36,630	2	36,630	—	36,630	—	36,630
Province of Rio Negro debt security. Floating rate. Maturity 2021	42016	23,465	2	23,465	53,584	23,465	—	23,465
Capitalizable Treasury Bills in pesos. Maturity 09-13-19	5337	23,200	1	23,200	—	23,200	—	23,200
Capitalizable Treasury Bills in pesos. Maturity 06-28-19	5281	—		—	306,053	—	—	—
Capitalizable Treasury Bills in pesos. Maturity 02-22-19	5273	—		—	229,419	—	—	—
CER-adjusted Treasury Bills. Maturity 02-22-19	5274	—		—	185,182	—	—	—
Other		1,318		1,318	122,767	1,318	—	1,318

Subtotal Government Securities - In pesos		144,106		144,106	945,830	144,106	—	144,106

Government Securities - In foreign currency
Treasury Biils in USD. Maturity 10-11-19	5291	233	2	233	—	233	—	233
Treasury Biils in USD. Maturity 02-22-19	5251	—		—	4,156	—	—	—
Treasury Biils in USD. Maturity 02-08-19	5250	—		—	467	—	—	—
Treasury Biils in USD. Maturity 03-29-19	5263	—		—	42	—	—	—
Treasury Biils in USD. Maturity 07-26-19	5258	—		—	30	—	—	—

Subtotal Government Securities - In foreign currency		233		233	4,695	233	—	233

BCRA Bills
BCRA Bills in pesos. Maturity 10-07-19	13495	2,966,889	2	2,966,889	—	2,966,889	—	2,966,889
BCRA Bills in pesos. Maturity 10-01-19	13491	998,086	2	998,086	—	998,086	1	998,086
BCRA Bills in pesos. Maturity 10-04-19	13494	993,678	2	993,678	—	993,678	2	993,678
BCRA Bills in pesos. Maturity 01-07-19	13311	—		—	6,387,388	—	—	—

Subtotal BCRA Bills		4,958,653		4,958,653	6,387,388	4,958,653	3	4,958,653

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	30,640	2	30,640	56,748	30,640	—	30,640
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	17,463	2	17,463	18,033	17,463	—	17,463
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,323	2	5,323	5,296	5,323	—	5,323
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	3,200	2	3,200	4,963	3,200	—	3,200
Corporate Bond Banco Santander Rio S.A. Class XXIII	53448	—		—	51,080	—	—	—
Corporate Bond YPF S.A. Class XVII	38562	—		—	18,707	—	—	—
Corporate Bond YPF S.A. Class XXXV	39792	—		—	10,922	—	—	—
Corporate Bond Rombo Cia Financiera S.A. Class 36	52186	—		—	2,164	—	—	—

Subtotal Private Securities		56,626		56,626	167,913	56,626	—	56,626

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		5,159,618		5,159,618	7,505,826	5,159,618	—	5,159,618

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 09.30.2019	Book value 12.31.2018	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	7,771,739	2	7,771,739	6,936,000	7,771,739	—	7,771,739
CER-adjusted Argentine Bond in pesos. Maturity 2021	5315	62,460	1	62,460	100,166	62,460	—	62,460
Capitalizable Treasury Bills in pesos. Maturity 07-31-20	5284	50,229	2	50,229	—	50,229	—	50,229
Capitalizable Treasury Bills in pesos. Maturity 05-29-20	5341	5,498	2	5,498	—	5,498	—	5,498
Capitalizable Treasury Bills in pesos. Maturity 04-12-19	5280	—		—	407,800	—	—	—
Capitalizable Treasury Bills in pesos. Maturity 06-28-19	5281	—		—	204,500	—	—	—

Subtotal Government Securities - In pesos		7,889,926		7,889,926	7,648,466	7,889,926	—	7,889,926

Government Securities - In foreign currency
US dollar-linked Treasury Bills. Maturity 12-04-19	5333	6,773,620	2	6,773,620	—	6,773,620	—	6,773,620
Treasury Biils in USD. Maturity 08-30-19	5283	2,169	2	2,169	—	2,169	—	2,169
Treasury Biils in USD. Maturity 04-26-19	5255	—		—	809,347	—	—	—
Treasury Biils in USD. Maturity 05-10-19	5272	—		—	704,886	—	—	—
Treasury Biils in USD. Maturity 03-15-19	5261	—		—	470,762	—	—	—
Treasury Biils in USD. Maturity 02-08-19	5250	—		—	182,160	—	—	—

Subtotal Government Securities - In foreign currency		6,775,789		6,775,789	2,167,155	6,775,789	—	6,775,789

BCRA Bills
BCRA Bills in pesos. Maturity 10-03-19	13493	16,904,835	2	16,904,835	—	16,904,835	—	16,904,835
BCRA Bills in pesos. Maturity 10-07-19	13495	10,384,112	2	10,384,112	—	10,384,112	—	10,384,112
BCRA Bills in pesos. Maturity 10-02-19	13492	9,962,606	2	9,962,606	—	9,962,606	—	9,962,606
BCRA Bills in pesos. Maturity 10-01-19	13491	8,483,730	2	8,483,730	—	8,483,730	—	8,483,730
BCRA Bills in pesos. Maturity 10-04-19	13494	2,981,034	2	2,981,034	—	2,981,034	—	2,981,034
BCRA Bills in pesos. Maturity 01-04-19	13310	—		—	9,870,740	—	—	—
BCRA Bills in pesos. Maturity 01-08-19	13312	—		—	3,944,300	—	—	—

Subtotal BCRA Bills		48,716,317		48,716,317	13,815,040	48,716,317	—	48,716,317

Private Securities - In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XVIII	54266	58,658	2	58,658	—	58,658	—	58,658
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XII	51620	—		—	113,148	—	—	—

Subtotal Private Securities		58,658		58,658	113,148	58,658	—	58,658

Subtotal Measured at fair value through OCI		63,440,690		63,440,690	23,743,809	63,440,690	—	63,440,690

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		136		136	136	136	—	136

TOTAL OTHER DEBT SECURITIES		63,440,826		63,440,826	23,743,945	63,440,826	—	63,440,826

EQUITY INSTRUMENTS
Local:
Private Securities - In pesos
Prisma Medios de Pago S.A.		1,765,000	3	1,765,000	—	1,765,000	—	1,765,000
Other		231	2	231	225	231	—	231
Foreign:
Private Securities - In foreign currency
Other		24,380	2	24,380	9,991	24,380	—	24,380

TOTAL EQUITY INSTRUMENTS		1,789,611		1,789,611	10,216	1,789,611	—	1,789,611

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	09.30.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	97,054,439	99,824,957

Preferred collaterals and counter-guarantees “A”	559,982	782,100
Preferred collaterals and counter-guarantees “B”	636,838	1,068,873
No preferred collaterals or counter-guarantees	95,857,619	97,973,984
With special follow-up	204,024	174,767

Under observation	204,024	174,767
Preferred collaterals and counter-guarantees “B”	1,361	3,522
No preferred collaterals or counter-guarantees	202,663	171,245
Troubled	1,068,814	1,529,081

Preferred collaterals and counter-guarantees “B”	160,188	3,315
No preferred collaterals or counter-guarantees	908,626	1,525,766
With high risk of insolvency	2,566,434	294,627

Preferred collaterals and counter-guarantees “B”	10,482	9,437
No preferred collaterals or counter-guarantees	2,555,952	285,190
Uncollectible	238,813	23,658

No preferred collaterals or counter-guarantees	238,813	23,658

TOTAL	101,132,524	101,847,090

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	09.30.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	97,600,195	82,079,990

Preferred collaterals and counter-guarantees “A”	57,748	52,624
Preferred collaterals and counter-guarantees “B”	13,139,445	9,573,987
No preferred collaterals or counter-guarantees	84,403,002	72,453,379
Low risk	1,746,852	1,363,176

Preferred collaterals and counter-guarantees “A”	—	769
Preferred collaterals and counter-guarantees “B”	85,813	61,746
No preferred collaterals or counter-guarantees	1,661,039	1,300,661
Medium risk	1,616,152	1,112,362

Preferred collaterals and counter-guarantees “B”	16,249	8,703
No preferred collaterals or counter-guarantees	1,599,903	1,103,659
High risk	1,186,624	585,308

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	31,761	22,179
No preferred collaterals or counter-guarantees	1,154,326	563,129
Uncollectible	77,982	68,800

Preferred collaterals and counter-guarantees “A”		15
Preferred collaterals and counter-guarantees “B”	9,905	7,764
No preferred collaterals or counter-guarantees	68,077	61,021

TOTAL	102,227,805	85,209,636

TOTAL GENERAL	203,360,329	187,056,726

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	09.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	28,384,989	13.96%	23,237,722	12.42%
50 following largest customers	33,474,568	16.46%	31,726,036	16.96%
100 following largest customers	17,361,118	8.54%	18,088,037	9.67%
All other customers	124,139,654	61.04%	114,004,931	60.95%

TOTAL	203,360,329	100.00%	187,056,726	100.00%

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF SEPTEMBER 30, 2019

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	503	—	—	—	—	—	503
Financial sector	—	1,827,169	1,295,913	1,213,615	1,703,620	3,198,189	654,813	9,893,319
Non-financial private sector and residents abroad	5,512,277	72,326,537	33,441,639	20,154,155	16,479,853	23,998,837	40,953,685	212,866,983

TOTAL	5,512,277	74,154,209	34,737,552	21,367,770	18,183,473	27,197,026	41,608,498	222,760,805

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	09.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	10,735,216	3.90%	15,293,060	5.89%
50 following largest customers	15,539,492	5.65%	15,553,822	5.99%
100 following largest customers	12,189,986	4.43%	10,544,960	4.06%
Rest of customers	236,776,743	86.02%	218,371,447	84.06%

TOTAL	275,241,437	100.00%	259,763,289	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF SEPTEMBER 30, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	255,523,335	15,476,771	8,917,959	1,855,762	59,872	2,731	281,836,430
Non-financial government sector	2,666,336	2,276	7	—	—	—	2,668,619
Financial sector	968,857	—	—	—	—	—	968,857
Non-financial private sector and residents abroad	251,888,142	15,474,495	8,917,952	1,855,762	59,872	2,731	278,198,954
Liabilities at fair value through profit or loss	43,168	—	—	—	—	—	43,168
Derivative instruments	4,399,534	—	—	—	—	—	4,399,534
Other financial liabilities	26,551,129	314,416	493,797	871,032	867,946	2,237,258	31,335,578
Financing received from the BCRA and other financial institutions	794,023	1,991,814	2,193,753	248,534	—	—	5,228,124
Corporate bonds issued	237,984	1,582,107	284,449	1,323,135	1,767,185	—	5,194,860

TOTAL	287,549,173	19,365,108	11,889,958	4,298,463	2,695,003	2,239,989	328,037,694

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 09.30.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	—	(1)	646	—	837	1,483
- For administrative, disciplinary and criminal penalties	5,000	—	(4)	—	—	5,000	5,000
- Provisions for reorganization	—	188,268	(5)	—	152,949	35,319	—
- Provisions for termination plans	62,135	—	(2)	907	—	61,228	62,135
- Other	3,534,696	4,493,778	(3)	761	652,482	7,375,231	3,534,696

TOTAL PROVISIONS	3,603,314	4,682,046		2,314	805,431	7,477,615	3,603,314

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27 to the consolidated condensed interim financial statements.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

ACCOUNTS	TOTAL AS OF 09.30.19	AS OF 09.30.19 (per currency)				TOTAL
		Dollar	Euros	Real	Other	AS OF 12.31.18
ASSETS
Cash and deposits in banks	72,405,873	66,774,860	5,377,647	15,770	237,596	52,484,375
Debt securities at fair value through profit or loss	233	233	—	—	—	4,695
Other financial assets	212,470	212,456	—	14	—	649,072
Loans and other financing	60,367,975	60,099,437	268,538	—	—	60,635,907
Non-financial government sector	3	3	—	—	—	—
Other financial institutions	751,550	751,550	—	—	—	248,932
Non-financial private sector and residents abroad	59,616,422	59,347,884	268,538	—	—	60,386,975
Other debt securities	6,833,860	6,833,860	—	—	—	2,279,172
Financial assets pledged as collateral	4,310,096	4,310,096	—	—	—	2,303,947
Investments in equity instruments	24,380	24,380	—	—	—	9,991

TOTAL ASSETS	144,154,887	138,255,322	5,646,185	15,784	237,596	131,073,522

LIABILITIES
Deposits	120,284,570	117,810,947	2,473,623	—	—	114,494,962
Non-financial government sector	1,515,332	1,512,845	2,487	—	—	390,264
Financial sector	68,156	67,709	447	—	—	99,865
Non-financial private sector and residents abroad	118,701,082	116,230,393	2,470,689	—	—	114,004,833
Liabilities at fair value through profit or loss	—	—	—	—	—	34,797
Other financial liabilities	12,683,248	10,117,444	2,488,587	—	77,217	5,316,849
Financing received from the BCRA and other financial institutions	5,216,441	4,970,406	246,013	—	22	5,400,682
Other non-financial liabilities	998,244	446,621	375,483	15,783	160,357	946,530

TOTAL LIABILITIES	139,182,503	133,345,418	5,583,706	15,783	237,596	126,193,820

EXHIBIT O

DERIVATIVES

AS OF SEPTEMBER 30, 2019

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term for settlement of differences	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	31	7	49	2,017,656
REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	7,421,840
FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	5	3	1	64,639,747
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	5	3	156	22,742,636
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	6	3	171	31,806,350

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 09.30.19	Balances as of 12.31.18
Other financial assets	69,040	1,843,714	(1)(3)	—	42	1,912,712	69,040
Loans and other financing	4,258,239	5,354,297	(1)(3)	44,958	2,369,422	7,198,156	4,258,239
Other financial institutions	85,488	16,349		44,958	—	56,879	85,488
Non-financial private sector and residents abroad	4,172,751	5,337,948		—	2,369,422	7,141,277	4,172,751
Overdrafts	110,147	74,657		—	82,676	102,128	110,147
Instruments	1,164,674	1,341,861		—	49,878	2,456,657	1,164,674
Mortgage loans	99,518	33,063		—	3,760	128,821	99,518
Pledge loans	44,250	8,618		—	9,786	43,082	44,250
Consumer loans	808,085	1,071,948		—	663,760	1,216,273	808,085
Credit card loans	1,359,528	1,809,924		—	1,068,679	2,100,773	1,359,528
Financial leases	47,227	24,286		—	24,317	47,196	47,227
Other	539,322	973,591		—	466,566	1,046,347	539,322
Private securities	1,314	324	(2)(3)	915	—	723	1,314
Contingent commitments	1,483	—	(4)	646	—	837	1,483

TOTAL ALLOWANCES	4,330,076	7,198,335		46,519	2,369,464	9,112,428	4,330,076

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 8 - Other financial assets and Note 9 - Loans and other financing to the separate financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	It includes total exchange rate difference of:

- Other financial assets	419,750
- Loans and other financing	737,026
- Private securities	324

(4)	Set up in compliance with credit risk arising from unused overdraft balances in current account granted, guarantees, sureties and other contingent commitments.

KPMG Bouchard 710 - 1 st Floor - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying condensed interim separate financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the statement of financial position as of September 30, 2019, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended, exhibits and selected explanatory notes.

The balances and other information as of December 31, 2018 and September 30, 2018 are an integral part of the aforementioned financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and, particularly, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. Furthermore, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions, and Memorandum No. 7/2019, issued by the regulator on April 29, 2019 regarding the valuation of the investment held by the Entity in Prisma Medios de Pago S.A. were taken into account. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Scope of our review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying condensed interim separate financial statements.

© 2019 KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying financial statements:

a)

As explained in Note 2, to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions.

b)

As explained in Note 2, as provided for by BCRA Communication “A” 6651, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” to the preparation of the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that the impact on the financial statements of the restatement in homogeneous currency as of September 30, 2019, which resulted in an increase in the equity of 9,584,000 thousands of pesos and a decrease in the total comprehensive income of 15,687,000 thousands of pesos;

c)

As explained in Note 2, the accompanying financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

d)

As explained in Note 2, to the accompanying financial statements, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest was reclassified to “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest. The accounting criteria applied constitute a deviation from what is established by IFRS 9 with respect to the measurement of equity instruments measured at their fair value.

The aforementioned situations do not modify the conclusion stated in the Conclusion paragraph, but it should be considered by those users that apply IFRS to the interpretation of the accompanying financial statements.

Buenos Aires City, November 7, 2019. KPMG Carlos F. Bruno Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

Autonomous City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements of the Entity and its controlled companies as of September 30, 2019, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows for the nine-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of September 30, 2019, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows then ended, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to Financial Institutions laid down by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on November 7, 2019, issued their limited review report on the interim financial statements as of September 30, 2019, with an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section 1.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s different areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except for those described in section 4, on the accompanying interim financial statements of BBVA for the nine-month period ended September 30, 2019 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4.	Emphasis Matter

As explained in Note 1.1 to the accompanying consolidated condensed interim financial statements, the financial information of Rombo Compañía Financiera S.A. (“Rombo”) and Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”) has been consolidated effective since July 1, 2019, pursuant to an amendment to the shareholders’ agreements, which grants control to the Entity over those companies. The Entity’s interest in Rombo and VWFS was previously measured in the consolidated financial statements on the basis of the equity method. The assets of Rombo and VWFS represent 1.9% and 2.1%, respectively, of the consolidated assets, whereas their operating income represents 0.5% and 1.1%, respectively, of the consolidated operating income for the nine-month period ended September 30, 2019. The auditors did not have access to the original documentation related to the aforementioned amendment, as well as other elements supporting the decision to consolidate the financial information of Rombo and VWFS.

As explained in note 2.a) to the consolidated financial statements and Note 2 to the separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework established by the BCRA. These standards differ from the IFRS in that the BCRA has temporarily excluded the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial instruments” from the financial reporting framework applicable to financial institutions.

Furthermore, as explained in notes 2.b) and 3 to the consolidated financial statements and in Note 2 to the accompanying separate financial statements, given its effectiveness in compliance with the provisions of Communication “A” 6651 handed down by the BCRA, in preparing the accompanying financial statements, the Entity has not applied the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies.” The existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort financial disclosures and shall be taken into consideration in the interpretation of the information the Entity provides in the accompanying separate condensed financial statements concerning its financial position, comprehensive income and cash flows. The Entity has estimated the impact on the financial statements of the restatement in constant currency as of September 30, 2019, which would result in an increase in shareholders’ equity of Ps.9,584,000 thousand and a decrease in total comprehensive income of Ps.15,687,000 thousand.

As explained in Note 2.c) to the consolidated financial statements and 2 to the accompanying separate financial statements, such financial statements were prepared in accordance with the terms set out in Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be afforded to uncertain tax positions.

As explained in Note 2.d) and 16 to the accompanying consolidated financial statements and 2 to the separate financial statements, in connection with the partial disposal of the equity interest in Prisma Medios de Pago S.A., the remaining portion was reclassified to “Investments in Equity Instruments,” and measured at fair value through profit or loss, based on a valuation report on such company prepared by an external appraiser, net of the valuation adjustment established by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019.

5.	Information Required by Applicable Provisions

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards handed down by the BCRA.

The financial statements referred to in paragraph 1 have been transcribed to the Financial Statements for Reporting Purposes book, and arise from the Entity’s accounting records which have been kept, in all formal aspects, in accordance with applicable legal provisions.

Pursuant to the BCRA’s requirements, as of September 30, 2019, the Entity’s minimum shareholders’ equity and minimum cash contra-account in eligible assets required by the Argentine Securities Commission (CNV) exceed the respective minimum requirements established in applicable standards, as indicated in Note 51 to the accompanying consolidated financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550, including attending Board of Directors’ meetings.

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

Autonomous City of Buenos Aires, November 7, 2019

ALEJANDRO MOSQUERA

ATTORNEY

C.P.A.C.F. Vol. 30 – Fol. 536

C.P.S.I. Vol. XXII – Fol. 433

On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

SEPTEMBER 30, 2019

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA decided to apply International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 subject to the temporary exception of:

•	Section 5.5 - “Impairment”, in IFRS No. 9 applicable as from January 1, 2020;

•	International Accounting Standard (IAS) No. 29 “Reporting on hyperinflationary economies” applicable as from January 1, 2020;

•	Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the criterion to be applied in recognizing uncertain tax positions; and

•	Memorandum No. 7/2019 issued by the BCRA on April 29, 2019, as regards the accounting treatment to be applied to the remaining investment held in Prisma Medios de Pago S.A.

As a consequence of the application of those standards, the Bank presents its financial statements prepared pursuant to the new financial reporting framework set forth by the BCRA as of September 30, 2019 and December 31, 2018.

Effective since July 1, 2019, the Entity has taken control over PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and Rombo Compañía Financiera S.A. as a consequence of an amendment to the shareholders’ agreement. Considering the guidelines set out under IFRS 10, the Entity has concluded that it has power on such companies effective since the aforementioned date. Therefore, these interim financial statements include consolidated information with these companies since the date the Entity has taken control over them.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2019, the Entity’s total assets, liabilities and shareholders’ equity amounted to 414,077,175, 355,532,388, and 58,544,787, respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.6 million active customers as of September 30, 2019. That network includes 251 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services to large companies. To supplement the distribution network, the Entity has 845 ATMs, 857 self-service terminals, 13 in-company banks, and two points of Customer service booths. Also, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,242 employees, out of which 19 employees work in non-financial subsidiaries.

The loans portfolio net of allowances for loan losses totaled 207,171,755 pesos as of September 30, 2019, reflecting an increase of 15.97% as compared to the same period of the previous year.

Information not covered by the Review Report.

Concerning loans to individuals, including consumer loans, credit cards, mortgage loans and pledge loans, the latter have experienced the most remarkable growth due to consolidation, having increased by 831.87% as against the same period of the previous year, followed by credit cards, which increased by 42.94%, or $ 16,068,111 in nominal terms. Mortgage loans, in turn, reflect the impact of increasing inflation.

Banco BBVA Argentina S.A.’s consolidated market share in private-sector financing was 8.13% at period-end, based on the BCRA’s daily information (capital balance as of the last day of each quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financing with irregular performance/total financing) was 3.31%, with a coverage level (total allowances/irregular performance) of 105.08% as of September 30, 2019.

The exposure for securities as of September 30, 2019 totaled 75,274,357 pesos, including repos both with the BCRA and Argentina.

In terms of liabilities, customers’ resources totaled 274,486,964, with an increase of 11.03% over the last twelve months.

The consolidated market share of private deposits of Banco BBVA Argentina S.A. reached 7.14% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main profit/loss items:

Banco BBVA Argentina S.A. recorded an accumulated profit of 23,903,336 as of September 30, 2019, representing a return on average liabilities of 7.31% and a return on average assets of 6.39%.

Accumulated net interest income totaled 38,399,313, with an increase of 117.36% as compared to September 2018, mainly driven by higher interest on government securities and interest on credit card loans, offset by the increase in interest expenses of time deposits.

Accumulated net commission income totaled 5,003,268, accounting for an increase of 31.56% compared to September 2018. This increase is mainly due to higher income from the rise in prices, commissions linked to obligations (deposits), credit cards and foreign trade and exchange transactions, offset by commission expenses for credit and debit cards.

On February 1, 2019, the amount of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share held by the Bank in Prisma Medios de Pago S.A. was transferred to AI Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity).

As set forth in the Offer for the purchase of the aforementioned shares made by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273. Out of this amount, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years as price balance, and settled as follows: (i) 30% of such amount shall be paid in Pesos, adjusted by applying the CER (UVA) at an annual nominal rate of 15%, and (ii) 70% in US Dollars at an annual nominal rate of 10%. According to BCRA’s rules on the set up of provisions, a provision of 1,768,360 was recorded as of September 30, 2019.

By virtue of the partial sale of the shareholdings in Prisma Medios de Pago S.A. the remaining stake has been measured at fair value through profit and loss on the basis of the valuation reports issued by independent appraisers and taking into account the resolution of the BCRA in that regard.

Information not covered by the Review Report.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received.

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 2,644,937 was recognized in “Other operating income” as of September 30, 2019.

Accumulated administrative expenses and personnel benefits totaled 17,524,257, a growth of 54.10% in relation to those recorded as of September 2018. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

Despite the challenging economic scenario in which the Bank has developed its activities, the third quarter was very positive, due to the good performance achieved and also due to the quality of the statement of financial position, which remains very healthy in terms of liquidity and capital, displaying one of the most contained arrears ratios in the financial system.

All the aforementioned is thanks to an adequate business strategy primarily anchored in digital transformation, which underpins the Bank’s operational efficiency, and which not only allows to lead the acquisition of new customers, but also contributes differential added value, deepening the business relationship with all our customer base, through the ongoing improvement of our service and product offering quality.

Information not covered by the Review Report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(stated in thousands of pesos)

	09.30.19 (1)	09.30.18 (1)	09.30.17 (1)	09.30.16 (2)	09.30.15 (2)	09.30.14 (2)
Total Assets	414,077,175	333,982,353	200,056,912	130,932,897	92,177,134	74,947,272
Total Liabilities	355,532,388	298,254,138	174,830,333	114,667,119	79,350,232	65,182,951
Parent’s Shareholders’ Equity	56,095,471	35,699,118	24,638,812	15,877,630	12,528,102	9,517,519
Non-controlling interest	2,449,316	29,097	587,767	388,148	298,800	246,802
Total Liabilities + Non-controlling interest + Shareholder’s Equity	414,077,175	333,982,353	200,056,912	130,932,897	92,177,134	74,947,272

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(stated in thousands of pesos)

	09.30.19 (1)	09.30.18 (1)	09.30.17 (1)
Net interest income	38,399,313	17,666,487	10,411,179
Net commission income	5,003,268	3,802,953	1,928,008
Net income from measurement of financial instruments at fair value through profit or loss	6,011,075	(90,424)	1,855,096
Net income / (loss) from write-down of asset at amortized cost and at fair value	(36,769)	(54,157)	6,723
Foreign exchange and gold gains	5,899,657	4,329,081	1,372,182
Other operating income	8,903,731	3,144,057	3,253,816
Loan loss provision	(6,073,941)	(2,363,194)	(1,395,009)
Net operating income	58,106,334	26,434,803	17,431,995
Personnel benefits	(9,604,233)	(6,390,864)	(4,866,369)
Administrative expenses	(7,920,024)	(4,980,915)	(3,791,092)
Asset depreciation and impairment	(1,175,030)	(626,686)	(468,940)
Other operating expenses	(11,829,855)	(5,217,967)	(4,271,191)
Operating income	27,577,192	9,218,371	4,034,403
Income from associates and joint ventures	422,570	210,212	386,661
Income before income tax	27,999,762	9,428,583	4,421,064
Income tax from continuing operations	(4,096,426)	(2,661,049)	(1,299,810)
Net income from continuing operations	23,903,336	6,767,534	3,121,254
Net income for the period	23,903,336	6,767,534	3,121,254

	09.30.16 (2)	09.30.15 (2)	09.30.14 (2)
Financial income	9,170,396	6,587,358	5,638,654
Loan loss provision	(723,815)	(439,476)	(422,340)
Income from services	3,246,377	2,714,330	2,430,573
Administrative expenses	(6,701,363)	(4,703,610)	(4,128,857)

Net income	4,991,595	4,158,602	3,518,030
Miscellaneous profits and losses - net	197,514	29,875	196,145
Loss from minority interest	(94,821)	(96,734)	(74,407)
Income tax and minimum presumed income tax	(2,033,021)	(1,495,517)	(1,249,629)

Net income for the period	3,061,267	2,596,226	2,390,139

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE

WITH THE SAME PERIODS OF PREVIOUS YEARS

(stated in thousands of pesos)

	09.30.19 (1)	09.30.18 (1)	09.30.17 (1)	09.30.16 (2)	09.30.15 (2)
Net cash (used in) / generated by operating activities	(32,289,563)	14,623,318	(26,169,374)	6,644,503	3,510,633
Net cash generated by / (used in) investing activities	1,564,457	758,331	(1,340,552)	(1,262,832)	(1,014,942)
Net cash (used in) / generated by financing activities	(4,703,227)	5,552,139	4,685,790	(2,967,873)	(1,394,829)
Effect of exchange rate changes	30,492,208	28,722,481	2,382,329	—,—	—,—

Total cash (used) / generated during the period	(4,936,125)	49,656,269	(20,441,807)	2,413,798	1,100,862

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

STATISTICAL DATA COMPARATIVE WITH

THE SAME PERIODS OF PREVIOUS YEARS

(Variation of balances during the same period of the previous year)

	09.30.19 / 18 (1)	09.30.18 / 17 (1)	09.30.17 / 16 (2)	09.30.16 / 15 (2)	09.30.15 / 14 (2)
Total loans	15.97%	59.96%	56.86%	42.45%	23.22%
Total deposits	11.03%	90.25%	41.39%	45.38%	27.10%
Income	253.21%	116.82%	1.96%	17.91%	8.62%
Shareholders’ equity	63.86%	41.63%	55.09%	26.81%	31.37%

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS

WITH THE SAME PERIOD FOR PREVIOUS YEARS

	09.30.19 (1)	09.30.18 (1)	09.30.17 (1)
Solvency (a)	16.47%	11.98%	14.43%
Liquidity (b)	59.30%	48.25%	44.88%
Fixed asset to equity ratio (c)	21.95%	28.72%	20.16%
Indebtedness (d)	6.07	8.35	6.93

(a)	Total Shareholders’ Equity/Liabilities.
(b)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(c)	Sum of property, plant and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d)	Total Liabilities/Shareholders’ Equity.

	09.30.16 (2)	09.30.15 (2)
Solvency (a)	14.19%	16.16%
Liquidity (b)	47.29%	46.82%
Fixed asset to equity ratio (c)	22.83%	20.68%
Indebtedness (d)	7.05	6.19

(a)	Total Shareholders’ Equity/Liabilities (including minority interest).
(b)	Sum of cash and due from banks and government and private securities/deposits.
(c)	Sum of premises and equipment, miscellaneous assets and intangible assets/Assets.
(d)	Total Liabilities (including minority interest)/Shareholders’ Equity.

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new registered, common shares. Refer to Note 30. Share Capital of the Consolidated Financial Statements of Banco BBVA Argentina S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. in the amount of 204,000 thousand pesos, equivalent to 204,000,000 non-endorsable, registered, common shares, with a value of $1 and one vote per share.

On September 25, 2018, the Entity made a capital contribution in proportion to its ownership interest in Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. in the aggregate amount of 26,945 thousand pesos, equivalent to 26,944,600 non-endorsable, registered common shares, with a value of $1 and one vote per share.

On March 8, 2019, the Bank’s Board of Directors submitted to its Shareholders’ Meeting a proposal to merge BBVA Francés Valores S.A. in order to attain more efficiency in its administrative processes and thus, provide better service to its customers. In this regard, the Bank’s Board of Directors approved the consolidated balance sheet for merger purposes and authorized the filing of the merger prospectus with the CNV in order to apply for the authorization of the transaction by such authorities.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown of Loans and Other Financing by Term”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” of Banco BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities) to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of pesos	With interest rate clause	CER- adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clase
Financing facilities (net of allowances)
Loans and other financing	124,957,405	21,755,348	102,436	60,356,566	—

TOTAL	124,957,405	21,755,348	102,436	60,356,566	—

Item	Local currency			Foreign currency
In thousands of pesos	With interest rate clause	CER- adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clase
Deposits and Corporate bonds
Deposits	72,475,737	2,480,699	46,813,938	124,853,915	27,862,675
Other liabilities (1)	14,669,217	—	40,015,861	4,569,345	14,090,616

TOTAL	87,144,954	2,480,699	86,829,799	129,423,260	41,953,291

(1)

It includes the following items: Derivative instruments, Repo transactions, Other financial liabilities, Loans received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties of the Consolidated Condensed Interim Financial Statements of Banco BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties of the Consolidated Condensed Interim Financial Statements of Banco BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	7,482,081	28,259,398
Buildings, machines, electronic equipment used in IT, furniture, fixtures, signage, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	30,042,852	12,191,674
Motor vehicles	All kinds of risk and third-party insurance	41,835	17,043

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax of the Consolidated Condensed Interim Financial Statements of Banco BBVA Argentina S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 47 Restrictions on the payment of dividends of the Consolidated Condensed Interim Financial Statements of Banco BBVA Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: December 18, 2019	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer